Registration No. 000-30300
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                          -----------------------------
                                  ZAPWORLD.COM
             (Exact name of registrant as specified in its charter)

           California                               94-3210624
   (State or other jurisdiction                  (I.R.S. Employer
   of incorporation or organization)            Identification No.)

                                117 Morris Street
                          Sebastopol, California 95472
              (Address of registrant's principal executive offices)
                   -------------------------------------------
                                   Gary Starr
                             Chief Executive Officer
                                  Zapworld.com
                                117 Morris Street
                          Sebastopol, California 95472
                                 (707) 824-4150
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                   -------------------------------------------
                                 With a copy to:
                                William D. Evers
                                 Foley & Lardner
                          1 Maritime Plaza, Sixth Floor
                            San Francisco, California
                                   94111-3404
                                 (415) 434-4484

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
                           _________________________

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                                       CALCULATION OF REGISTRATION FEE
=========================== ================== ======================= ================== =====================
                                                                       Proposed maximum
      Title of each           Dollar amount       Proposed maximum         aggregate
   class of securities            to be            offering price          offering            Amount of
     to be registered          registered            per unit)               price          registration fee
--------------------------- ------------------ ----------------------- ------------------ ---------------------
Common Stock, no par value     $12,000,000             $5.00              $12,000,000            $3,000
=========================== ================== ======================= ================== =====================

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                              ABOUT THIS PROSPECTUS

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of Common Stock. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

        See the section of this prospectus entitled "RISK FACTORS" for a discussion of certain factors that you should consider before investing in the Common Stock offered in this prospectus.

        Certain statements under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis," and "Description of Business" and elsewhere in this prospectus are forward-looking statements. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in the prospectus that are not historical facts. When used in this prospectus, the words "expects," "anticipates," "intends," "plans," "believes," "seeks" and "estimates" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed under the "Risk Factors" section of this document.

        All trademarks and trade names appearing in this prospectus are the property of their respective holder.

                                     [LOGO]

                                 ZAPWORLD.COM(R)

                        2,400,000 shares of Common Stock


     We are offering 2,400,000 shares of Zapworld.com(R) Common Stock at a price of $5.00 per share. This price may not reflect the market price of our shares after this offering. While we intend to directly place these shares without the use of an underwriter, we may, at our discretion, use a broker-dealer for the placement of some or all of these shares. There are no escrow arrangements pertaining to this offering and there is no minimum amount we are required to raise in this offering before we may have access to funds received from investors.
                             ----------------------


ZAPWORLD.COM(R) OFFERING                           Per Share          Total

Public Offering Price                              $5.00           $12,000,000

   Underwriting Discounts and Commissions(1)       $0.00                $0

Proceeds Before Expenses                           $5.00           $12,000,000

(1) Does not include the cost of possible broker-dealer commissions of up to 10% of all investment funds raised and an additional 3% of unaccountable expenses.

        The proceeds before expenses are calculated before deducting estimated expenses of $100,000, including registration fees, legal and accounting fees, and other offering costs.

        Our shares are currently traded on the NASDAQ SmallCap Market under the trading symbol "ZAPP." On February 8, 2001, the last reported sale price of our Common Stock was $2.6875 per share.

        Investing in our Common Stock involves risks. You should invest in our Common Stock only if you can afford to lose your entire investment. Consider carefully the "Risk Factors" Section beginning on page 5 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

                   This prospectus is dated February 12, 2001.

                                TABLE OF CONTENTS
                                                                            Page

PROSPECTUS SUMMARY............................................................1

        ZAPWORLD.COM(R).......................................................1

        The Offering..........................................................2

SUMMARY FINANCIAL INFORMATION.................................................3

RISK FACTORS..................................................................5

        Risks Related to Our Business.........................................5

        We have a history of losses, and we might not achieve or
           maintain profitability.............................................5

        We may not be able to obtain additional capital to fund our operations when needed.............................................5

        We face intense competition which could cause us to lose
           market share.......................................................5

        Changes in the market for electric vehicles could cause our products to become obsolete or lose popularity.....................6

        We may be unable to keep up with changes in electric vehicle technology and, as a result, may suffer a decline in
           our competitive position...........................................6

        We will need to increase our research and development spending, which could substantially increase our costs and adversely affect our cash flow...............................................7

        The failure of certain key suppliers to provide us with
           components could have a severe and negative impact
           upon our business.............. ...................................7

        Product liability or other claims could have a material
           adverse effect on our business. ...................................7

        Failure to manage our growth effectively could adversely
           affect our business................................................8

        The loss of certain key personnel could significantly
           harm our business..................................................8

        Changes in the law may have a negative impact upon our business.......8

        International expansion may cause problems for us.....................8

        Internet address......................................................9

        Our success is heavily dependent on protecting our
           intellectual property rights.......................................9

        We may be exposed to liability for infringing intellectual property rights of other companies................................10

        Risks Related to this Offering.......................................10

        The market price for our stock may drop below the offering price, which could render us unable to sell shares in
           this offering.....................................................10

        The Price of Our Common Stock is Likely to Be Volatile and
           Subject to Wide Fluctuations......................................10

        Sales of a Substantial Amount of Our Common Stock After
           This Offering Could Cause Our Stock Price to Fall.................10

FORWARD-LOOKING STATEMENTS...................................................11

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...............14

PLAN OF DISTRIBUTION.........................................................16

LEGAL PROCEEDINGS............................................................16

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.................17

DESCRIPTION OF SECURITIES....................................................19

        General..............................................................19

        Common Stock.........................................................19

        Preferred Stock......................................................19

        Series A-1 and Series A-2 Convertible Preferred Stock................19

        Rights, Privileges, and Preferences..................................20

        Transfer Agent and Registrar.........................................20

        Warrants.............................................................20

        Stock Options........................................................21

INTEREST OF NAMED EXPERTS AND COUNSEL........................................23

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES
   ACT LIABILITIES...........................................................23

DESCRIPTION OF BUSINESS......................................................24

        Generally............................................................24

        Principal products or services and their markets.....................24

        New Product Development..............................................26

        Distribution.........................................................28

        Internet and Dealership Network......................................28

        Environmental Initiatives and Legislation............................28

        Research and Product Development.....................................29

        Sources and Availability of Raw Materials............................30

        Licenses, Patents and Trademarks.....................................30

        Backlog..............................................................30

        Competitive Conditions...............................................31

        Employees............................................................31

        Development of Business..............................................31

MANAGEMENT'S DISCUSSION AND ANALYSIS.........................................32

        Overview.............................................................32

        Distribution.........................................................33

        Mergers and Acquisitions.............................................33

        Partnerships or Strategic Alliances..................................34

        Results of Operations................................................35

        Year Ended December 31, 1999 Compared to Year Ended
           December 31, 1998.................................................36

        Nine Months Ended September 30, 2000 Compared to Nine Months
           Ending September 30, 1999.........................................37

        Liquidity and Capital Resources......................................38

        Seasonality and Quarterly Results....................................39

        Inflation............................................................39

DESCRIPTION OF PROPERTY......................................................39

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...............................40

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.....................40

DIVIDEND POLICY..............................................................41

EXECUTIVE COMPENSATION.......................................................41

        Compensation of Directors............................................42

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
   AND FINANCIAL DISCLOSURE..................................................42

LEGAL MATTERS................................................................43

EXPERTS......................................................................43

ADDITIONAL INFORMATION.......................................................43

FINANCIAL STATEMENTS.........................................................44

PART II INFORMATION NOT REQUIRED IN PROSPECTUS...............................45



        Until 90 days after the effective date of this prospectus all dealers effecting transactions in the registered securities may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

        The following summary highlights information contained elsewhere in this prospectus and should be read together with the more detailed information regarding our company, the Common Stock being sold in this offering, our financial statements, and the notes to those financial statements appearing elsewhere in this prospectus.

ZAPWORLD.COM(R)

        Our company, ZAPWORLD.COM(R) ("Zapworld") was incorporated in California in 1994 under the name "ZAP Power Systems." We design, assemble, manufacture and distribute electric and non-electric scooters, electric bicycle power kits, electric bicycles, electric motorcycles and other personal electric transportation vehicles, including electric wheelchairs and electric aquatic propulsion devices.

        We develop proprietary technologies that are important elements of our own brand of personal electric vehicles. Each of these components is marketed under our own brand name. Along with our commitment to develop new electric vehicles, we are also focusing our development efforts on a new generation of microprocessor drive controllers.

        Our principal offices are located at 117 Morris Street, Sebastopol, California 95472, our telephone number is (707) 824-4150, and our internet address is http://www.zapworld.com. The information on our Web site does not constitute part of this prospectus.

                                  The Offering

Type of security............................Common stock

Common stock registered by company..........2,400,000 shares

Common stock offered for sale
    by our company in this offering.........2,400,000 shares

Common stock to be outstanding after
    this offering...........................8,339,033 shares

Use of proceeds.............................The proceeds shall be used for the purposes of expanding our sales
                                            force, increasing our marketing and
                                            distribution capacities, expanding
                                            our domestic and international
                                            business operations, acquisitions,
                                            working capital and for general
                                            corporate purposes. See page 12 for
                                            a more detailed explanation.

        There is no minimum number of shares that must be sold. There can be no assurance that all of the shares offered will be sold. We intend to offer all of the shares directly to the public without the use of an underwriter. However, we retain the right, in our sole discretion, to use an underwriter or broker-dealer for selling these shares.

        Funds from this offering will not be placed in an escrow or trust account and will be available for use as the funds are received.

        This offering will begin as of the effective date of this prospectus and continue for 12 months or such earlier date as we may terminate this offering.

                          SUMMARY FINANCIAL INFORMATION

        The summary financial data for the years ended December 31, 1998 and 1999 have been derived from the Financial Statements and Notes to Financial Statements. The summary financial data for the nine months ended September 30, 1999 and 2000 is derived from our unaudited financial statements which, in the opinion of management, includes all adjustments, none of which were other than normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for those periods. The financial information for the nine months ended September 30, 1999 and 2000 is not necessarily indicative of the results of operations for subsequent periods or a full fiscal year. The selected financial data should be read in conjunction with the Financial Statements and Notes thereto included elsewhere in this prospectus.

                                 Summary Financial Data
                           (in thousands except per share amounts)
                                                                         Nine Months ended
                                       Year ended December 31,             September 30,
                                                                            (unaudited)
                                    --------------- -------------- --------------- --------------
                                         1999           1998            2000           1999
                                    --------------- -------------- --------------- --------------
Summary of Operating Data:
-----------------------------------

        Revenue                             $6,437         $3,518          $8,128         $4,444

        Cost of Goods Sold                   4,446          2,391           5,190          2,978
                                           -------        -------        --------       --------
        Gross Profit                         1,991          1,127           2,938          1,466

        Operating Expenses                   3,497          2,150           4,060          1,812
                                           -------        -------        --------       --------
        Operating Loss                     (1,506)        (1,023)         (1,122)          (346)

        Other Income (expense)                  81             14            (27)           (86)

        Interest Income (expense)            (267)          (100)             135             41
                                           -------        -------        --------       --------
        Income before provision
          for taxes                        (1,692)        (1,109)         (1,014)          (391)

           Provision for taxes on
           Income                                1              1               -              -
                                           -------        -------        --------       --------
        Net Loss                          $(1,693)       $(1,110)        $(1,014)         $(391)
                                    ============================================================
        Net Loss attributable to
         shares

           Net Loss                       $(1,693)       $(1,110)        $(1,014)         $(391)
                                           -------        -------        --------       --------
           Preferred Dividend                    -              -         (3,100)              -
                                           -------        -------        --------       --------
                                          $(1,693)       $(1,110)        $(1,914)         $(391)
                                           =======        =======        ========       ========
           Net loss per Common
           share basic and
           diluted                         $(0.43)        $(0.42)         $(0.79)        $(0.11)
                                    ============================================================



                                      -3-


                                                  December 31                  September 30,
                                    --------------------------------------        2000
                                                                                (unaudited)
Balance Sheet Data:                       1999                1998
----------------------------------- ------------------ ------------------- ----------------------

        Working Capital                  $4,450               $129                $6,447

        Total Assets                     $7,727              $1,760               $11,061

        Long-Term Debt, less
        current portion                  $ 24                $ 11                  $ 390

        Stockholders' Equity             $6,554              $ 386                $9,282


                                  RISK FACTORS

        You should carefully consider the risks described below before making a decision to buy our Common Stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business could be harmed. In that case, the trading price of our Common Stock could decline, and you might lose all or part of your investment. You should refer to the other information set forth in this prospectus, including our financial statements and the related notes for more information.

Risks Related to Our Business

We have a history of losses, and we might not achieve or maintain profitability

        Since we began operation in 1994, we have not generated a profit from operations during any fiscal year. To date, we have concentrated primarily on increasing our revenues and expanding our market share through acquisitions rather than on maximizing profits. As a result, although we experienced revenue growth from fiscal year 1998 to fiscal year 1999, we incurred net losses of $1,109,400 and $1,692,600 for the years ended December 31, 1998 and 1999, respectively. Our nine month loss through September 30, 2000 was $1,014,000. There is no assurance that we will be able to operate profitably in the future. Because we will ultimately need to operate profitably or sell our operations, our failure to generate profits from operations could harm our ability to continue operations in the long term.

We may not be able to obtain additional capital to fund our operations when needed.

        Since our inception, we have financed our operations primarily through private and public offerings of our equity securities. Our planned expenditures are based primarily on our internal estimates of our future sales and ability to raise additional financing. If revenues or additional financing do not meet our expectations in any given period of time, the adverse impact on our finances will be magnified by our inability to adjust spending quickly enough to compensate for revenue or financing shortfalls. Failure to achieve profitable operations may require us to seek additional financing when none is available or on extremely unfavorable terms.

We face intense competition which could cause us to lose market share.

        Some of our competitors are large manufacturers, including Honda, Suzuki, Sanyo and Yamaha, who have significant financial resources, established market positions, longstanding relationships with other customers, and significantly greater name recognition, technical, marketing, sales, manufacturing, distribution and other resources than we do. These factors may make it difficult for us to compete with these businesses in the production and sale of our products.

        Many smaller manufacturers sell electric bicycles to key segments of our market in the United States, Europe and Asia. We also compete against the makers of electric scooters as well as non-motorized scooters and bicycles. Although we believe we have a competitive advantage from our name recognition in the electric vehicle industry and ownership of fundamental technology, the market for the sale of these products is subject to rapid change and ease of entry by new competitors. We cannot be certain that we will be able to meet changes in the marketplace and remain competitive.

Changes in the market for electric vehicles could cause our products to become obsolete or lose popularity.

        The electric vehicle industry is in its infancy and has experienced substantial growth and change in the last few years. Demand for and interest in electric vehicles appears to be increasing. However, growth in the electric vehicle industry may depend on many factors, including:

o      continued development of product technology;

o      the environmental consciousness of customers;

o the ability of electric vehicles to successfully compete with vehicles powered by internal combustion engines;

o widespread electricity shortages and the resultant increase in electricity prices, especially in our primary market, California, which could derail our past and present efforts to promote electric vehicles as a practical solution to vehicles which require gasoline; and

o future regulation and legislation requiring increased use of nonpolluting vehicles.

        We cannot assure you that growth in the electric vehicle industry will continue. Our business may suffer if growth in the electric vehicle industry ceases.

        In the last several years there has been a substantial increase in the number of electric vehicles and non-motorized vehicles which are competitive with our products. One of our principal challenges is to continue to develop and market products which keep pace with the rapid changes in the market. If we are unable to introduce new products and maintain our current market share, we will likely be unable to continue to increase revenue or begin to operate profitably.

We may be unable to keep up with changes in electric vehicle technology and, as a result, may suffer a decline in our competitive position.

        Our current products are designed for use with, and are dependent upon, existing electric vehicle technology. As technologies change, we plan to upgrade or adapt our products in order to continue to provide products with the latest technology. However, our products may become obsolete or our research and development efforts may not be sufficient to adapt to changes in or create necessary technology. As a result, our potential inability to adapt and develop the necessary technology may harm our competitive position.

We will need to increase our research and development spending, which could substantially increase our costs and adversely affect our cash flow.

        To keep pace with technological changes and developments in the market for electric vehicles, we have substantially increased spending on research and development. Our research and development costs in 1999 were $364,600, as compared to $202,600 in 1998, an 80% increase. Because we plan to develop new electric vehicle products and tooling that will broaden our product line in 2001, we expect to incurring increased research and development costs in 2001. Our research and development costs for the period ended September 30, 2000 were $464,000. Should we be unable to raise sufficient funds in the future to meet our research and development costs, we could suffer a materially adverse effect on our business, results of operations and financial condition.

The failure of certain key suppliers to provide us with components could have a severe and negative impact upon our business.

        We rely on a small group of suppliers to provide us with components for our products, some of whom are located outside of the United States. If these suppliers become unwilling or unable to provide components, there are a limited number of alternative suppliers who could provide them. Changes in business conditions, wars, governmental changes and other factors beyond our control or which we do not presently anticipate could affect our ability to receive components from our suppliers. A failure by our major suppliers to provide these components could severely restrict our ability to manufacture our products and prevent us from filling customer orders in a timely fashion.

        For example, our Zappy(R) and Kick(TM) products account for approximately 85% of our total sales. We acquire the major components of these products from only one or two suppliers. It could be difficult to find replacement components if our current suppliers fail to provide the parts needed for these products. This would affect our ability to timely fulfill customer orders, which, in turn, could greatly affect our market position.

Product liability or other claims could have a material adverse effect on our business.

        As producers of electric vehicles sold to the general public, we face the risk of product liability claims and unfavorable publicity if the use of our products causes injury or has other adverse effects. Although we have product liability insurance for risks of up to $10,000,000, that insurance may be inadequate to cover all potential product claims. In addition, we may not be able to maintain this insurance indefinitely or be able to avoid product liability exposure.

Failure to manage our growth effectively could adversely affect our business.

        We plan to increase sales and expand our operations substantially during the next several years through internally generated growth and the acquisition of businesses and products.

        To manage our growth, we believe we must continue to implement and improve our operational, manufacturing, and research and development departments. We may not have adequately evaluated the costs and risks associated with this expansion, and our systems, procedures, and controls may not be adequate to support our operations. In addition, our management may not be able to achieve the rapid execution necessary to successfully offer our products and services and implement our business plan on a profitable basis. The success of our future operating activities will also depend upon our ability to expand our support system to meet the demands of our growing business. Any failure by our management to effectively anticipate, implement, and manage changes required to sustain our growth would have a material adverse effect on our business, financial condition, and results of operations. We cannot assure you that we will be able to successfully operate acquired businesses, become profitable in the future or effectively manage any other change. An inability to successfully operate recently acquired businesses and manage existing business would harm our operations.

The loss of certain key personnel could significantly harm our business.

        Our performance is substantially dependent on the services of our executive officers and other key employees, as well as on our ability to recruit, retain and motivate other officers and key employees. Competition for qualified personnel is intense and there are a limited number of people with knowledge of and experience in the electric vehicle industry. The loss of the services of any of our officers or key employees, or our inability to hire and retain a sufficient number of qualified employees, will harm our business.

Changes in the law may have a negative impact upon our business.

        While our products are subject to substantial regulation under federal, state and local laws, we believe that our products are materially in compliance with all laws governing their manufacture, sale and use. However, to the extent the laws change, or if we introduce new products in the future, some or all of our products may not comply with applicable federal, state or local laws. Further, certain federal, state and local laws and industrial standards currently regulate electrical and electronics equipment. Although standards for electric vehicles are not yet generally available or accepted as industry standards, our products may become subject to federal, state and local regulation in the future. Compliance with this regulation could be burdensome, time consuming, and expensive.

International expansion may cause problems for us.

        We intend to expand our business globally. Assuming we conduct this expansion, we may encounter many of the risks associated with international business expansion. These risks include, but are not limited to language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful appropriation may occur. A failure to successfully mitigate any of these potential risks could damage our business.

Internet address

        We currently hold the internet address http://www.zapworld.com. We may not be able to prevent third parties from acquiring internet addresses that are similar to our address, which could adversely affect our business. Governmental agencies and their designees generally regulate the acquisition and maintenance of internet addresses. However, the regulation of internet addresses in the United States and in foreign countries is subject to change. As a result, we may not be able to acquire or maintain relevant internet addresses in all countries where we conduct business.

Our success is heavily dependent on protecting our intellectual property rights.

        We rely on a combination of patent, copyright, trademark and trade secret protections to protect our proprietary technology. Our success will, in part, depend on our ability to obtain trademarks and patents and to operate without infringing on the proprietary rights of others. We may not be able to do this successfully, however. We hold several patents registered with the United States Patent and Trademark Office. These registrations include both design patents and utility patents. In addition, we have recently submitted provisional patents which may or may not be afforded the limited protection associated with provisional patents. We have also registered numerous trademarks with the United States Patent and Trademark Office, and have several pending at this time. We cannot assure you that the trademarks and patents issued to us will not be challenged, invalidated or circumvented, or that the rights granted under those registrations will provide competitive advantages to us. For example, at the present time one of our patents, covering various aspects of our electric bicycle, is being reexamined by the United States Patent and Trademark Office to determine if one or more of its claims are invalid. If that proceeding results in an adverse ruling, the patent will be declared invalid. If this occurs, this could severely and adversely affect our ability to prevent competitors from copying and using key elements of our technology in developing and marketing their own products. Additionally, we have recently learned that several companies are attempting to sell an electric scooter in the United States which we believe infringes one or more of our patents and trademarks. We have also discovered that at least one company has unlawfully sampled our copyrighted advertising copy. In this regard, we have already begun to incur legal fees in our attempt to prosecute this matter, and, in addition, we may have to incur substantial legal fees and costs in litigating these matters in the future.

        We also rely on trade secrets and new technologies to maintain our competitive position. Although we have entered into confidentiality agreements with our employees and consultants, we cannot be certain that others will not gain access to these trade secrets. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets.

We may be exposed to liability for infringing intellectual property rights of other companies.

        Although we have conducted searches and are not aware of any patents and trademarks which our products or their use might infringe, we cannot be certain that infringement has not or will not occur. We could incur substantial costs in defending any patent or trademark infringement suits or in asserting any patent or trademark rights, in a suit with another party.

Risks Related to this Offering

The market price for our stock may drop below the offering price, which could render us unable to sell shares in this offering

        We are offering to sell shares at the price on the cover page of this prospectus, whereas the market price for our stock may vary significantly. If the market price for the shares drops below the offering price, prospective investors will likely choose to purchase shares on the open market rather than directly from us. If this happens, the amount of financing we receive from this offering will be significantly reduced and we may be unable to raise any funds from this offering.

The Price of Our Common Stock is Likely to Be Volatile and Subject to Wide Fluctuations

        The market price of our Common Stock has been, and will likely continue to be, subject to wide fluctuations. If our revenues do not grow or grow more slowly than we anticipate, or if operating or capital expenditures exceed our expectations and cannot be adjusted accordingly, or some other event adversely affects us, the market price of our Common Stock could decline. In addition, if the stock market in general experiences a loss in investor confidence or otherwise fails, the market price of our Common Stock could fall for reasons unrelated to our business, results of operations and financial condition. Investors might be unable to resell their shares of our Common Stock at or above the offering price. In the past, companies that have experienced volatility in the market price of their stock have been the subjects of securities class action litigation. If we were to become the subject of securities class action litigation, it could result in substantial costs and a diversion of our management's attention and resources.

Sales of a Substantial Amount of Our Common Stock After This Offering Could Cause Our Stock Price to Fall

        Sales of a substantial number of shares of our Common Stock in this offering and thereafter could cause our stock price to fall. In addition, the sale of shares by our stockholders could impair our ability to raise capital through the sale of additional stock.

                           FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or our future performance. You are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date of this prospectus. Forward-looking statements usually contain the words "estimate," "anticipate," "believe," "expect," "plan," or similar expressions, and are subject to numerous known and unknown risks and uncertainties. In evaluating these statements, prospective investors should carefully review various risks and uncertainties identified in the Risk Factors section beginning on page 5 of this prospectus, as well as the matters set forth in our annual report on Form 10K-SB for the year ended December 31, 1999 and our other SEC filings. These risks and uncertainties could cause our actual results to differ materially from those indicated in the forward-looking statements. We are under no obligation to update or publicly announce revisions to any forward-looking statements to reflect future events or developments.

                                 USE OF PROCEEDS

       If the entire offering is sold, the net proceeds from the sale of Common Stock, after deducting possible expenses, are estimated to be approximately $11,900,000 without the use of any broker-dealers, and approximately as low as $10,400,000 with the use of broker-dealers. We are estimating one-half of the offering will be sold using broker-dealers at a cost of 13% for their fees, or $780,000, plus $100,000 of other expenses.

       The net proceeds have been calculated using an aggregated maximum offering price of $12,000,000 and then deducting $100,000 in expenses. There is no guarantee that we will receive any proceeds from this offering. The following table presents how we intend to use the proceeds of 100% of the offering, minus expenses, without use of broker-dealers. We expect to use the net proceeds over a 12-month period in approximately the following amounts and percentages:

-------------------------------------------------------------------------------
Net Proceeds:                   $ 12,000,000                   Percentage
-------------------------------------------------------------------------------
Taiwan Factory                   $ 1,000,000                      8.33%
Product Distribution             $ 2,000,000                     16.67%
Product Engineering              $ 1,000,000                      8.33%
Product Marketing                $ 3,000,000                     25.00%
Acquisitions                     $ 2,900,000                     24.16%
Working Capital                  $ 2,000,000                     16.67%

Expenses(1):                      $ 100,000                       0.84%
Legal & Accounting Fees           $ 90,000                        0.76%
Miscellaneous                     $ 10,000                        0.08%
-------------------------------------------------------------------------------

Totals:                          $12,000,000                      100%

(1) As noted above, we may be obligated to provide 10% of all investment funds received or $780,000, plus 3% of unaccountable expenses, for using broker-dealers for one-half of the offering. Should we utilize broker-dealers, the net use of proceeds set forth above shall decrease ratably.

        The above listed use of proceeds represents our best estimate of the allocation of the net proceeds of this offering based upon the current status of our business operations, our current plans and current economic conditions. Future events, including the problems, delays, expenses and complications frequently encountered by emerging companies, as well as changes in regulatory, political and competitive conditions affecting our business and the success or lack thereof of our marketing efforts, may make shifts in the allocation of funds necessary or desirable. The following represent the:

       o Taiwan Factory: The Taiwanese government is currently providing a 30-60% rebate to purchasers of electric scooters. Last year, approximately 800,000 scooters were sold in Taiwan, and approximately 5,000 of these were electric. However, most of the participants in this industry are small businesses. We are currently contracting with factories in Taiwan for the manufacture of bicycle and scooter parts. We anticipate completing agreements to fully manufacture electric scooters and motorcycles in Taiwan to be able to tap into this market and supply low-cost units for international distribution. We estimate required proceeds for the establishment of a factory in Taiwan to be $1,000,000.

       o Product Distribution: One of our primary goals is to expand upon and dominate the Electric Vehicle distribution network. Unfortunately, dealers are often hesitant to provide their own financing to contribute to this network. As a solution, we are contemplating a strategy that would allow us to provide financing for our dealers who would like to participate as regional distribution centers for Zapworld.com(R). We anticipate that we will need $2,000,000 to implement this strategy.

       o Product Engineering: Capital improvement, such as new molds, jigs, and assembly systems, will provide efficiency, improve uniformity, and lower costs. New products, such as an electric wheelchair retrofit, and new models of the Zappy(R) electric scooter, as well as other personal electric vehicles, including water scooters, are being developed. We estimate that the proceeds necessary for these capital improvements and new products to be $1,000,000.

       o Product Marketing: Our marketing strategy is based on a superior product, consistent quality and the delivery of a unique name and image. However, we also recognize that competition is imminent as the market for Electric Vehicles becomes more mature. Consequently, marketing support, through tradeshows, printed materials, and conventional media support packages, including radio, television, and billboard advertising, need to be implemented to ensure our success in retaining market leadership, promoting our dealer network, and attempting to guarantee that our ZAP(R)products are the preeminent Electric Vehicle brand name in the industry. Lobbying efforts are also required to continue our forward-progress in establishing governmental incentives for our Electric Vehicle product line. In addition, we plan to develop and air two infomercials highlighting our products. We estimate the necessary proceeds to implement this marketing campaign to be $3,000,000.

       o Acquisitions: We anticipate that we will be acquiring other companies that either complement our product line, increase the capability and scope of our distribution networks, or provide us product advantages over our competitors. We anticipate the requisite proceeds to be $2,900,000.

       o Working Capital: We will require $2,000,000 for working capital in order to grow our business through infrastructure and management resources called for by our program for expansion.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table presents information with respect to beneficial ownership of our Common Stock as of February 12, 2001 and as adjusted to reflect the sale of the shares offered by this prospectus by:

o      Each person or entity who beneficially owns more than 5% of the Common
       Stock;

o      Each of our directors;

o      Each of our Named Executive Officers; and

o      All Executive Officers and directors as a group.

        Unless otherwise indicated, the address for each person or entity named below is c/o Zapworld.com, 117 Morris Street, Sebastopol, California 95472. The table includes all shares of Common Stock issuable within 60 days of February 12, 2001 upon the exercise of options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and except for community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

        The applicable percentage of ownership is based on 10,802,595 shares of Common Stock outstanding on a fully diluted basis as of February 12, 2001. The number of shares of Common Stock outstanding on a fully diluted basis includes 836,266 shares of Common Stock issuable upon the exercise of certain warrants, 2,201,414 shares of Common Stock issuable upon the exercise of certain options, and 1,825,882 shares of Common Stock issuable upon the conversion of shares of our outstanding Series A-1 and A-2 Preferred Stock into shares of Common Stock.(1)

(1) The holders of Series A-1 and Series A-2 Preferred Stock may convert their shares at their option subject to a formulaic Conversion Price set forth in the Certificate of Determination of Rights and Preferences of Preferred stockholders. Such formula divides each Preferred Stockholder's Stated Value, which is $1,000 per share, by the formula conversion price, which is determined at different times according to the time at which the Preferred Stockholder converts. In addition, all Preferred Stockholders are subject to automatic conversion three years from the date of purchasing the Preferred Stock. The number of shares of Common Stock that Preferred Stockholders receive upon automatic conversion results from the division of the stated value of $1,000 by the formula conversion price.

                                  Shares Beneficially      Shares Beneficially
                                Owned Prior to Offering    Owned After Offering
Name of Beneficial Owner            Number      Percent     Number      Percent

The Endeavour Capital
 Fund, S.A..                      1,222,470        .8      1,222,470      9.3
P.O.B. 57116
Jerusalem 91570 Israel (1)

Douglas R. Wilson (2)             1,250,357      11.6      1,250,357      9.5

Lee Sanella (3)                     71,952         *        71,952         *

William D. Evers (4)                76,723         *        76,723         *

Robert E. Swanson (5)             1,250,357      11.6      1,250,357      9.5

Gary Starr(6)                      520,117        4.8       520,117       3.9

Harry Kraatz (7)                   108,571         *        108,571        *

All Executive Officers
 and directors as a group
 (6 persons)                     2,027,720      17.8      2,027,720     15.3

* Represents beneficial ownership of less than 1%.

(1) Includes 1,176,470 shares of Common Stock issuable upon the conversion of 2,500 shares of Series A-1 and Series A-2 Preferred Stock.

(2) These shares are held by Ridgewood Power, LLP and include 100,000 shares of Common Stock issuable upon the exercise of warrants exercisable within 60 days of February 12, 2001 by Ridgewood Power, LLP. Mr. Wilson is one of our directors and a principal of Ridgewood Power, LLP. Mr. Wilson does not personally own any of our shares.

(3) Mr. Sanella is one of our directors.

(4) Includes 75,000 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days of February 12, 2001. Mr. Evers is one of our directors.

(5) These shares are held by Ridgewood Power, LLP and include 100,000 shares of Common Stock issuable upon the exercise of warrants exercisable within 60 days of February 12, 2001 by Ridgewood Power, LLP. Mr. Swanson is the Chairman of our board and a principal of Ridgewood Power, LLP. Mr. Swanson does not personally own any of our shares.

(6)Includes 135,000 shares of Common Stock issuable upon the exercise of incentive stock options exercisable within 60 days of February 12, 2001. Mr. Starr is our President, CEO and a director.

(7) Includes 100,000 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days of February 12, 2001. Mr. Kraatz is one of our directors.

                              PLAN OF DISTRIBUTION

        We are offering our shares directly to the public as a direct placement or distribution. There is no minimum number of shares that must be sold. There can be no assurance that all of the shares offered will be sold. Accordingly, investors will bear the risk that we will accept subscriptions for less than 2,400,000 shares and then be unable to successfully complete all of the anticipated uses of the proceeds of this offering. If fewer than 2,400,000 shares are sold, our business, financial condition, and results of operations could be adversely affected.

        Funds from this offering will not be placed in an escrow or trust account and will be available for use as the funds are received.

        The shares will initially be sold through our executive officers who will not receive commissions and who will be registered as sales representatives where required under state securities laws. We currently intend to solicit prospective investors directly through in-person communications only. We currently do not have a broker-dealer involved with the sale of our shares; however, we may obtain a broker-dealer to sell our shares on a best efforts basis. If we do determine to use a broker-dealer, we anticipate paying that broker-dealer a commission of a maximum of 10% of the investment funds that broker obtains, plus up to 3% for unaccountable expenses. Any selected broker-dealer that sells securities in this type of an offering would be deemed an underwriter as defined in Section 2(11) of the Securities Act. Prior to the involvement of any broker-dealer in the offering, that broker must obtain a no objection position from the NASD regarding the contemplated underwriting compensation and arrangements. Under the securities laws of certain states, the shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is met.

                                LEGAL PROCEEDINGS

        We are currently involved in a lawsuit against Mastershine USA, Inc., and its related affiliates and subsidiaries ("Mastershine"), over alleged copyright, patent, and trademark infringement regarding Mastershine's importation and sale of electric scooters that are substantially similar to our Zappy(R) electric scooter. Upon our discovery of Mastershine's potentially infringing electric scooters, we attempted to negotiate a business solution to the problem. Prior to a business solution, however, Mastershine filed a lawsuit, in December 2000 in federal court, seeking declaratory relief. Since that time, we have filed a cross-complaint seeking unspecified damages and equitable relief.

          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

                                   MANAGEMENT

Name                           Age        Position

Gary Starr                     45         Director, Chief Executive Officer
Robert Swanson                 53         Director, Chairman of the Board
Doug Wilson                    40         Director
William Evers                  73         Director
Lee S. Sannella, M.D.          84         Director
Harry Kraatz                   51         Director
Andrew Hutchins                40         Vice President Operations
Scott Cronk                    35         Vice President Business Development
Joni Arellanes                 45         Corporate Secretary

        Gary Starr has been a director and executive officer since our inception in 1994, and our Chief Executive Officer since September 1999. Mr. Starr has been building, designing, and driving electric cars for more than 25 years. In addition to overseeing the marketing of more than 50,000 electric bicycles and other electric vehicles, Mr. Starr has invented several solar electric products and conservation devices. Mr. Starr has a Bachelor of Science Degree from the University of California, Davis in Environmental Consulting and Advocacy.

        Robert E. Swanson has served as Chairman of our board of directors since 1999. Mr. Swanson is also chairman of the board, sole director, and sole stockholder of Ridgewood Capital Corporation. Mr. Swanson organized Ridgewood Power, LLC, formerly known as Ridgewood Power Corporation ("Ridgewood Power"), for the purposes of, among other things, sponsoring six investment trusts that have primarily invested in the deregulated electric power industry and in related or similar infrastructure assets. Mr. Swanson is also chairman of the board of the Ridgewood Power Growth Fund, and president, registered principal and sole stockholder of Ridgewood Securities Corporation. Mr. Swanson was a tax partner at the former New York and Los Angeles law firm of Fulop & Hardee and an officer in the Investment Division of Morgan Guaranty Trust Company. He is a graduate of Amherst College and Fordham University Law School.

        Doug Wilson has been a director of our company since 1999. Mr. Wilson was a principal of Monhegan Partners, Inc., which provided acquisition and financial advisory services for Ridgewood Power and its investment funds from October 1996 until September 1998, at which time he joined Ridgewood Power as Vice President of Acquisitions. Mr. Wilson has over 14 years of capital markets experience, including specialization in complex lease and project financing in energy-related businesses. He has a Bachelor of Business Administration from the University of Texas and a Masters degree in Business Administration from the Wharton School of the University of Pennsylvania.

        William D. Evers has been a director of our company since 1999. Mr. Evers is a partner at the law firm of Foley & Lardner and is one of the leading securities law attorneys in California, specializing in private placements,
Section 25102(n) offerings, Small Corporate Offering Registration, Regulation A Exemptions and Small Business Registrations. He has handled numerous mergers and acquisitions. Mr. Evers has also has extensive experience in franchising and has been the CEO or President of various business ventures. He holds a Bachelor of Arts Degree from Yale University and a Juris Doctor Degree from the University of California, Berkeley.

        Lee Sannella, M.D. has been a director of our company since its inception in 1994. Dr. Sannella has been an active researcher in the fields of alternative transportation, energy, and medicine for more than 25 years and has been a founding shareholder in many start-up high technology companies. A graduate of Yale University, he maintained an active medical practice for many years in ophthalmology and psychiatry.

        Harry Kraatz became one of our directors on December 7, 2000. Since investing in our business in 1998, he has provided franchise consulting and certain financial services. Beginning in June 1986, Mr. Kraatz has been the sole officer and director of The Embarcadero Group II, and T.E.G. Inc., a franchise management and financial consulting company located in San Francisco, California. Working with those companies he has provided consulting services to numerous finance and franchising companies including Montgomery Medical Ventures, Commonwealth Associates, Westminster Capital and World Wide Wireless Communications, Inc. He received a degree from SMSU in 1971.

        Andrew Hutchins was appointed Vice President for Operations of our company in October 1999. He joined our company in December 1996 and since June 1997 has been our General Manager. Successful as an entrepreneur, Mr. Hutchins started, developed and managed a retail bicycle business for 11 years prior to selling it for several times his initial investment. In 1982, Mr. Hutchins received a Bachelor of Arts degree with a double major in Business Economics and Communication Studies from the University of California at Santa Barbara.

       Scott Cronk was appointed Vice President of Business Development of our company in December 1999. He was the founder of Electric MotorBike, Inc. and served as its President from 1995 to 1999. Previously, as Director of Business Development & International Programs, Mr. Cronk led strategic venturing activities for U.S. Electricar, Inc. Mr. Cronk has a Bachelor of Science degree in Electrical Engineering from GMI Engineering & Management Institute (now Kettering University) and a Masters of Business Administration degree from the City University of London, England.

        Joni Arellanes has been with us since 1998. Currently the Executive Administrator to the President, Vice President and CEO, Ms. Arellanes was appointed our Corporate Secretary in December 2000. Prior to joining our company, Ms. Arellanes was a program administrator for a certified autodesk training center program with over 200 locations in the United States and Canada. Ms. Arellanes holds a Bachelor of Arts degree in Environmental Studies and Planning from Sonoma State University.

                            DESCRIPTION OF SECURITIES


        General

        Our Amended Articles of Incorporation authorize the issuance of up to 20,000,000 shares of Common Stock, and up to 10,000,000 shares of Preferred Stock, the rights and preferences of which may be established from time to time by our board of directors. As of February 12, 2001, 5,939,033 shares of our Common Stock, 1,880 shares of our Series A-1 Preferred Stock and 2,000 shares of our Series A-2 Preferred Stock were outstanding. As of February 12, 2001 we have of record 1,918 holders of our Common Stock and 7 holders of Series A-1 and Series A-2 Preferred Stock.

Common Stock

        Each holder of Common Stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences to which holders of Preferred Stock may be entitled, holders of Common Stock will be entitled to receive ratably any dividends that may be declared from time to time by our Board of Directors out of funds legally available for that purpose. Please see the section of this document entitled "Dividend Policy" for further information regarding dividends. In the event of our liquidation, dissolution or winding up, holders of our Common Stock will be entitled to share ratably in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of our Common Stock are, and the shares of Common Stock in this offering, when paid for, will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock.

Preferred Stock

        Our Board of Directors has the authority, subject to any limitations prescribed by law, without stockholder approval, from time to time to issue up to an aggregate of 10,000,000 shares of Preferred Stock, in one or more series, each series to have rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as may be determined by our Board of Directors. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Series A-1 and Series A-2 Convertible Preferred Stock

        As of the date of this prospectus, we have authorized and designated 3,330 shares of Series A-1 Convertible Preferred Stock and 2,220 shares of Series A-2 Convertible Preferred Stock. No other series of Preferred Stock has been designated. As of February 12, 2001, there were 1,880 shares of Series A-1 Convertible Preferred Stock outstanding and 2,000 shares of Series A-2 Convertible Preferred Stock outstanding. The Series A-1 and Series A-2

Convertible Preferred Shares have a par value of $1,000 per share and a stated value of $1,000 per share

Rights, Privileges, and Preferences

        Holders of the Series A-1 and A-2 Convertible Preferred Stock are entitled to receive a dividend, payable in cash at a rate of 6% per annum of the stated value of the Preferred Stock. Dividends are payable upon June 30 of each year and accrue if not paid. Failure to pay dividends will result in an increase in the number of shares of Common Stock into which the Series A-1 and A-2 Preferred Stock is convertible. The liquidation preference on the Series A-1 and Series A-2 Preferred Stock is equal to the stated value per share. This payment shall be prior to any payment we make to the holders of our Common Stock or other shares of stock which are junior to the Series A-1 and A-2 Preferred Stock.

Transfer Agent and Registrar

        The transfer agent and registrar for our Common Stock is Computershare Trust Company.

Warrants

        As of February 12, 2001 we have issued warrants to purchase 836,266 shares of our Common Stock. The holders of the warrants may pay for the shares in cash or through the use of a net exercise procedure without the payment of cash by surrendering shares otherwise purchasable upon exercise of the warrant with a fair market value equal to the exercise price for the shares they are purchasing. The exercise price is subject to adjustments if we declare a stock split or dividend of our Common Stock. The warrants are presently exercisable and have a term of five years.

Stock Options

1999 Stock Option Plan

        Our Board of Directors adopted, and our Shareholders approved, a 1999 Stock Incentive Plan reserving 1,500,000 shares of Common Stock for issuance. The Plan provides for the grant of incentive stock options, as defined in
Section 422 of the Internal Revenue Code, to our officers and employees, and nonstatutory stock options to employees, directors and consultants. It may be administered by the Board of Directors or delegated to a committee.

        The exercise price of incentive stock options granted under the 1999 Stock Option Plan must be at least equal to the fair market value of our common stock on the date of grant. However, for any employee holding more than 10% of the voting power of all classes of our stock, the exercise price will be no less than 110% of the fair market value on the date of grant. Nonstatutory stock options granted to a person who at the time the option is granted does not hold more than 10% of the voting power of all classes of our stock will have an exercise price of no less than 85% of the fair market value of the stock on the date of grant.

        Options granted to our employees will become exercisable over a period of no longer than 5 years, and no less than 20% of the shares covered will become exercisable annually. No options will be exercisable prior to one year from the date it is granted unless the Board specifically determines otherwise. In no event will any option be exercisable after the expiration of 10 years from the date it is granted, and no Incentive Stock Option granted to a holder of more than 10% of the voting power of all classes of our stock will be exercisable after the expiration of 5 years from the date it is granted.

        If an optionee's status as an employee with us terminates for any reason, other than death or disability, then the optionee may exercise Incentive Stock Options in the three-month period following such cessation. The three-month period is extended to 12-months for termination due to death or disability. In the event of a merger or consolidation in which we are not the surviving entity, or a sale of all or substantially all of our assets or capital stock, if the surviving entity does not tender to the optionees stock options or capital stock of substantially the same economic benefit as optionees unexercised options, then the Board may grant to optionees the right to exercise any unexpired options for a period of thirty days.

        The 1999 Stock Option Plan will terminate in 2009, unless sooner terminated by the Board of Directors.

1996 Stock Option Plan

        Our Board of Directors adopted, and our Shareholders approved, a 1996 Stock Incentive Plan reserving 600,000 shares of Common Stock for issuance. The Plan provides for the grant of incentive stock options, as defined in Section 422 of the Internal Revenue Code, to our officers and employees, and nonstatutory stock options to employees, directors and consultants. It may be administered by the Board of Directors or delegated to a committee.

        The exercise price of incentive stock options granted under the 1996 Stock Option Plan must be at least equal to the fair market value of our common stock on the date of grant. However, for any employee holding more than 10% of the voting power of all classes of our stock, the exercise price will be no less than 110% of the fair market value on the date of grant. Nonstatutory stock options granted to a person who at the time the option is granted does not hold more than 10% of the voting power of all classes of our stock will have an exercise price of no less than 85% of the fair market value of the stock on the date of grant.

        Options granted to our employees will become exercisable over a period of no longer than 5 years, and no less than 20% of the shares covered will become exercisable annually. No options will be exercisable prior to one year from the date it is granted unless the Board specifically determines otherwise. In no event will any option be exercisable after the expiration of 10 years from the date it is granted, and no Incentive Stock Option granted to a holder of more than 10% of the voting power of all classes of our stock will be exercisable after the expiration of 5 years from the date it is granted.

        If an optionee's status as an employee with us terminates for any reason, other than death or disability, then the optionee may exercise Incentive Stock Options in the three-month period following such cessation. The three-month period is extended to 12-months for termination due to death or disability. In the event of a merger or consolidation in which we are not the surviving entity, or a sale of all or substantially all of our assets or capital stock, if the surviving entity does not tender to the optionees stock options or capital stock of substantially the same economic benefit as optionees unexercised options, then the Board may grant to optionees the right to exercise any unexpired options for a period of thirty days.

        The 1996 Stock Option Plan will terminate in 2006, unless sooner terminated by the Board of Directors.

1995 Stock Option Plan

        Our Board of Directors adopted, and our Shareholders approved, a 1995 Stock Incentive Plan reserving 750,000 shares of Common Stock for issuance. The Plan provides for the grant of incentive stock options, as defined in Section 422 of the Internal Revenue Code, to our officers and employees. It may be administered by the Board of Directors or delegated to a committee.

        The exercise price of incentive stock options granted under the 1995 Stock Option Plan must be at least equal to the fair market value of our common stock on the date of grant. However, for any employee holding more than 10% of the voting power of all classes of our stock, the exercise price will be no less than 110% of the fair market value on the date of grant.

        Options granted to our employees will become exercisable over a period of no longer than 5 years, and no less than 20% of the shares covered will become exercisable annually. No options will be exercisable prior to one year from the date it is granted unless the Board specifically determines otherwise. In no event will any option be exercisable after the expiration of 10 years from the date it is granted, and no Incentive Stock Option granted to a holder of more than 10% of the voting power of all classes of our stock will be exercisable after the expiration of 5 years from the date it is granted.

        If an optionee's status as an employee with us terminates for any reason, other than death or disability, then the optionee may exercise Incentive Stock Options in the three-month period following such cessation. The three-month period is extended to 12-months for termination due to death or disability. In the event of a merger or consolidation in which we are not the surviving entity, or a sale of all or substantially all of our assets or capital stock, if the surviving entity does not tender to the optionees stock options or capital stock of substantially the same economic benefit as optionees unexercised options, then the Board may grant to optionees the right to exercise any unexpired options for a period of thirty days.

        The 1995 Stock Option Plan will terminate in 2005, unless sooner terminated by the Board of Directors.

                     INTEREST OF NAMED EXPERTS AND COUNSEL

        Since our inception in 1994, other than as described below, we have neither hired any experts or counsel on a contingent basis nor will any expert or counsel receive a direct or indirect interest in our business. Further, no expert or counsel, except as described below, was or is a promoter, underwriter, voting trustee, director, officer or employee of our company. As explained further in the section of this document entitled "Certain Relationships and Related Transactions," William D. Evers, Esq., who provides legal services to our company, via the firm of Foley & Lardner, of which he is a partner, has been one of our directors since 1999. In 1999 and 2000 Mr. Evers was granted options to purchase up to and including 75,000 shares of our Common Stock at an exercise price ranging from $3.02 to $6.50 per share.

            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

        Our Amended Bylaws and Amended Articles of Incorporation provide that we shall indemnify our directors and officers, and may indemnify our other employees and agents, to the fullest extent permitted by California law.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be afforded to our directors, officers and controlling persons pursuant to our Amended Bylaws and Amended Articles of Incorporation, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                             DESCRIPTION OF BUSINESS


Generally

        We incorporated under the laws of the State of California, on September 23, 1994, as "ZAP Power Systems." We subsequently changed our name to Zapworld.com on May 16, 1999 to reflect our growth and entry into larger markets. We have grown from offering a single product line to providing a full line of electric vehicle products. At our Sebastopol facilities, we design, assemble, manufacture and distribute electric bicycle power kits, electric bicycles and tricycles, electric scooters, electric motorcycles and other personal electric transportation vehicles.

Principal products or services and their markets

        We look to develop and commercialize electric vehicles and electric vehicle power systems that have underlying practical and environmental advantages over available internal combustion modes of transportation. We further aim to develop electric vehicles and electric vehicle power systems that can be produced on an economically-competitive basis. In addition to broadening our electric vehicle product line, we are producing non-electric scooters and looking to expand into the area of microprocessor drive controllers.

        Our principal products are described below:

       o      Electric Scooters

              The Zappy(R) is a stand-up, portable, lightweight scooter featuring a 12-volt battery with a built-in charger and a collapsible frame. Its patented design includes a unique folding mechanism and proprietary circuitry which increases the efficiency and range of the vehicle. Zappy Mobility(TM) is a low-cost electric scooter with a seat designed for the aging baby boomer market. The Zappy(R) accounts for over 70% of our sales. All Zappy(R) scooters are produced at our Sebastopol, California assembly plant. In an attempt to diversify the risk of the production of the Zappy(R), we are working with our foreign partners in Taiwan and China to expand production of the Zappy(R) and other new products. On August 30, 2000 our sourcing engineer moved to Taiwan to assist in establishing a production facility and implementing quality control measures. We presently rely on a single supplier to provide 80% of the materials for the Zappy(R).

       o      Power Assist Retrofit Kits

              This product enables bicyclists to ride their existing bicycles more often by providing additional power to overcome hills or headwinds. We currently offer a number of different power assist retrofit kits. These kits include dual or single motors, a sealed maintenance-free battery, a one or two-speed controller and an automatic battery charger.

              The ZPS-2 power system is designed for mountain, road and cruiser type bicycles. The ZPS-T is designed for tricycles.

              A motor kit may have up to 62 unique parts. The electric motor kit manufacturing, and installation of the motor systems to bicycles and scooters, is done at our Sebastopol, California location.

              Since 1994, the electric motors used for the electric motor kit, our Zappy(R) scooter and our electric bicycle products have been produced by an original equipment manufacturer ("OEM") in the automobile and air-conditioning industry. We have recently entered into an agreement with a manufacturer in China to manufacture motors that meet the specifications of our products. We own the proprietary rights to the mold for the motors that will be produced by this manufacturer. Motors produced by this Chinese manufacturer will come at a reduced price and have improved performance over the motors made by the OEM described above. The Chinese manufacturer will serve as a primary source of our motors and the OEM will continue to serve as a proven secondary source for our motors.

              We have a contractual relationship with a provider of law enforcement bicycles pursuant to which we agreed to purchase at least 200 bicycles in exchange for specific exclusive distribution and pricing rights. The enforcement bicycle producer has agreed to purchase at least 100 of our power kits in exchange for specific exclusive distribution and pricing rights.

       o      The Kick(TM)

              The Kick(TM) in-line scooter is manufactured in Taiwan to our specifications. We have an exclusive distribution agreement with our manufacturer in Taiwan to exclusively distribute the Kick(TM) in the United States. This is a push type scooter on in-line skate-type wheels.

       o      Bicycles

              Our bicycles incorporate the our patented power system technology. The ElectriCruizer(R) is a cruiser style bicycle that has upright comfort style handle bars and six manual gears. The Zap Powerbike(R) is a mountain bike with 18 manual gears. The ZapTrike(TM) is a three-wheeled trike which contains a larger battery and a carry basket. The Zap PatrolBike(TM) is a suspension mountain bike with built-in lights and siren.

       o      Neighborhood Electric Vehicle

              Recently, the U.S. Department of Transportation classified a new type of car. This vehicle is known as the Neighborhood Electric Vehicle or NEV. This vehicle must be electric and have a top speed of 25 miles per hour and meet minimum safety standards. We are currently a dealer for Global Electric Motorcars, LLC, and are exploring other manufacturing and distribution arrangements for the Neighborhood Electric Vehicles at this time.

       o      Electric Motorcycle -- Lectra(TM)

              The Lectra(TM) is believed to be the only production ready electric motorcycle in the world. Zapworld completed the acquisition of the Electric Motorbike, Inc. (EMB) in October, 2000. Under the terms of the agreement, we acquired all assets, technology, engineering capabilities and customer contracts from EMB.

       o      Sea Scooter(TM)

              The Sea Scooter(TM) is an electric water scooter which pulls a diver or swimmer through the water without gas emissions. It can also be used to as a water toy for swimming pools or for more efficient snorkeling.

New Product Development

       o      Zappy Jr.(TM)

              The Zappy Jr.(TM)is a smaller version of the Zappy(R)designed for children ages 6-10, and under 100 pounds. It will have a lower speed, and a lower cost.

       o      Lepton

              The Lepton is similar to a gas 50cc type scooter. With a top speed of approximately 30 miles per hour. We are the distributor for the Italian scooter company and expect sales primarily in resort and university localities.

       o      E-Bike Chopper(TM)

              The E-Bike Chopper(TM) is a lower priced Lectra(TM) with a styling similar to the "chopper" style motor bikes.

       o      PowerSki(R)

              The Powerski(R) is an electric motor device designed to pull an in-line skater, skateboard, or roller skater along the road or pathway. This device was developed by Electric Vehicles Systems, a company we purchased in the first quarter of 2000.

       o      Swimmy(TM)

              We recently unveiled our new Swimmy(TM) Water Scooter. This water-borne electric propulsion device is designed to assist or pull swimmers and snorkelers, providing a fun boost up to 2.5 MPH on the surface or underneath water. We already manufacture a Sea Scooter(TM) for scuba divers, but believe there will be a strong demand for a swimming pool version that children and fitness swimmers can use.

       o      Electri Pedi-Cab(TM)

              We distribute the Electric Pedi-Cab(TM), which can be pedaled like a regular ped-cab and has the ability to travel electrically at speeds up to 15 miles per hour.

       o      Micro-processor drive controllers

              We are working to develop a series of low cost micro-processor drive controllers for all of our electric vehicles, which we believe will increase efficiency and lower costs.

Distribution

Internet and Dealership Network

        Our Web site has become known world-wide as the ultimate portal for personal electric vehicles. It has been very effective in drawing new retail, wholesale and international customers.

        We distribute our products through a network of over 350 distributors, dealers, and specialty stores worldwide.

        We sell our electric vehicles to retail customers, international distributors, law enforcement agencies, electric utility companies, bicycle dealerships, motorsport dealers, and through franchisees and mail order catalogs. Our sales to mail order catalogs and selected customers are on various credit terms, with many sales to smaller dealerships being on a cash delivery basis only.

        We intend to franchise outlets in areas that do not have existing stores. To accomplish this, we have received qualification to franchise in California, Florida and Texas, and we plan to seek qualification to franchise in additional states. However, we are still evaluating franchising as a longer tier mode of distribution.

       We are the U.S. distributor of the imported Lepton scooter. Additionally, we are a dealer for an electric neighborhood vehicle, known as the GEM(TM).

        We have been granted exclusive market rights in selective electric vehicle markets from Evercel, Inc., in exchange for specifying that company's battery in a specific electric vehicle we make. We have no other contractual agreements with any of our other vendors.

Environmental Initiatives and Legislation

        Federal legislation has been enacted to promote the use of alternative fuel vehicles, including electric vehicles. The U.S. Energy Policy Act of 1992 provides that federal, state and public utility fleets must begin to purchase alternative fuel vehicles with major acceleration of these purchases to begin in 2000. Neighborhood Electric Vehicles qualify for this tax credit which is in place through the year 2005. The Department of Energy Clean Cities Organization has pledged to purchase 1 million alternative fuel vehicles by the year 2010. There is also a 10% federal tax credit, to a maximum of $4,000, available to purchasers of qualified electric vehicles.

        Several states have also adopted legislation that sets mandates for the introduction of electric vehicles. In 2003, the State of California will require that 4% of the cars offered for sale be electric. However, there is strong interest group opposition to this mandate. To combat this interest group opposition, many states currently offer tax credits for electric vehicles.

        The State of Arizona gives a state tax credit of up to $5,000 for electric vehicles that meet Federal Motor Vehicle Safety Standards. Neighborhood Electric Vehicles are one of the few Low Speed Vehicles that currently meet these standards. New York, Connecticut and other states in the northeastern United States have similar directives. In addition, a $3,000 state electric vehicle tax credit bill has been recently been passed in California. In support of these laws, utility companies have set up over 500 "free" public charging stations in the state of California. High-profile retailers such as WalMart, Denny's, Costco, and Raley's have agreed to participate in the program to promote the use of electric vehicles. Other incentives such as free charging and parking in the State of Hawaii are now in place.

        Honda and Toyota have begun to offer hybrid electric vehicles through specific auto dealers in select markets. Our Management believes that these expensive high-profile electric vehicles will assist the market for low-cost electric vehicles.

        Foreign governments have also taken measures to promote the use of electric vehicles. The Republic of China (Taiwan), where we presently manufacture the Zappy(R) and the Kick(TM), gives buyers of electric scooters a rebate equivalent to 30-60% of the cost. Taiwan is considering a Zero Emission Vehicle scooter mandate by the year 2001. Japan, Thailand, and Costa Rica have agreed to provide low duties on any electric vehicle sub-components. China has recently banned the licensing of new gas powered bicycles in the cities of Shanghai and Beijing. France has agreed to provide rebates of the additional cost of electric vehicles over conventional vehicles and is providing free parking to electric vehicles in Paris. Austria is providing a $150 rebate towards the purchase of electric bicycles.

        As we commercialize new transportation technology, we have been required to expend resources in educating legislators of the benefits of these vehicles. On January 1, 2000 a law we sponsored that creates guidelines for the legalized use of light electric scooters, such as our Zappy(R), went into effect in the State of California. Although many government agencies are concerned about rising global air pollution, we expect that we will need to continue to expend considerable resources in the governmental process, and there cannot be assurance that the current favorable governmental climate for these zero emission vehicles will remain in the future.

Research and Product Development

        The nature of our business has required and will continue to require expenditures for research and product development. The development and introduction of new products are essential to establishing and maintaining a competitive advantage.

        Research and development expense charged to our operations in fiscal years 1999 and 1998 was $364,600 and $202,600 respectively, and $464,000 for the nine months ended September 30, 2000.

Sources and Availability of Raw Material

        Materials, parts, supplies and services used in our business are generally available from a variety of sources. However, interruptions in production or delivery of these goods could have an adverse impact on our manufacturing operations.

Licenses, Patents and Trademarks

        We have a number of patents and trademarks covering our electric vehicles. We were issued our first United States Patent on February 13, 1996 on our electric motor power system for bicycles, tricycles, and scooters (Pat. No. 5,491,390). On September 30,1997, we were issued our second United States Patent on our electric motor system (Pat. No. 5,671,821). On December 15, 1998, we were issued a utility patent for our ZAPPY(R)scooter (Pat. No. 5,848,660). On November 14, 2000, we were issued a design patent on our Zappy(R)scooter (Des. No. 433,718).

        We also hold several trademarks: the trademark Zap(R)was assigned to our company on September 23, 1994 (Reg No. 1,794,866); the trademark ElectriCruizer(R)was registered with the United States Patent and Trademark Office on April 2, 1999 (Reg. No. 2,248,753); the Zappy(R)mark was registered on March 21, 2000 (Reg. No. 2,330,894); the PowerBike(R)mark was registered on June 1, 1999 (Reg. No. 2,248,753); the trademark Zapworld.com(R)was registered on July 25, 2000 (Reg. No. 2,371,240); the trademark Zap Electric Vehicle Outlet(R)was registered on March 28, 2000 (Reg. No. 2,335,090); and the mark Zero Air Pollution(R)was registered on February 22, 2000 (Reg. No. 2,320,346). We also acquired various pending patent applications and trademark rights from emPower, Inc. when we acquired this company on December 30, 1999. We acquired all of the assets of Electric Vehicles Systems, Inc., including the trademark PowerSki(R)(Reg. No. 2,224,640) and two U.S. Patents, (Patent #5,735,361 and Patent #5,913,373). This transaction was finalized on February 29, 2000. Marketing strategies for PowerSki(R)will begin in the year 2001. In addition to the patents and trademarks listed above, we have several applications pending before the United States Patent and Trademark Office. We also have several copyright registrations for various advertisements that we use to promote our products.

        Lastly, we have an exclusive licensing agreement with Lucas Films Licensing Division for the use of the trade name STARWARS(TM) and STAP(TM) in the classification of electric scooters.

Backlog

        As of February 12, 2001, we have a backlog in orders for electric vehicles which is worth approximately $682,000. We expect to fill our entire current backlog within 60 days. We also have a signed contract of $2,300,000 for items to be shipped throughout 2001.

Competitive Conditions

        Competition to develop and market electric vehicles has increased during the last year and is expected to continue to increase. The electric bicycle industry has four (4) major manufacturers and a large group of small manufacturers. The major manufacturers are Honda, Suzuki, Sanyo and Yamaha. They primarily sell products to Japan and Europe. The other group of manufacturers is much smaller in size and sales volume. These manufacturers have products they sell in the U.S., European, and Asian markets. There are also manufacturers of other personal electric vehicles. Our principal competitive advantages are our ownership of fundamental technology, our ability to be a low cost manufacturer through domestic and international connections, and our distribution network. We also currently benefit from our high name recognition in the electric vehicle industry coupled with a rapidly developing business on our internet site, http://www.zapworld.com. We offer one of the broadest lines of personal electric vehicles currently available. According to published reports, we believe that we currently hold the leading electric bicycle and scooter market position in the United States.

Employees

        As of February 12, 2001, we had a total of 96 full-time employees. This is an increase of 44 employees from 1998. We consider our relationship with our employees to be good. None of our employees are represented by a collective bargaining unit, and we have never had a work stoppage. We believe that our future success will depend in part on our continuing ability to attract, integrate, retain and motive highly qualified personnel, and upon the continued service of our key technical personnel and senior management.

Development of Business

        We have grown from a single product line to a full line of electric vehicle products, and currently develop, manufacture, and market low-speed electric vehicles in over 60 countries. We have established a system to develop low cost electric vehicles to provide alternative modes of transportation as a means of providing relief from the emissions associated with gas powered vehicles and to become a leader in the emerging light electric vehicle industry. Since our management founding believed that the primary barrier to widespread use of electric vehicles was their high cost, our activity and revenue was initially derived from development contracts with domestic government agencies, the California Energy Commission, EPA, EPRI and a foreign private entity. These contracts were set up to develop low cost, Zero Air Pollution(R) (or "ZAP(R)") electric vehicles. We continue to focus our research efforts on making electric vehicles cost effective, while developing an international distribution network for personal vehicle products.

        We are developing proprietary technologies that are important elements of the our brand of personal electric vehicles. Each of these components will be marketed under the Zapworld brand name. Our objective is to leverage our proprietary technology and name recognition to serve a number of potential markets in the electric bicycle, electric scooter and other light electric vehicle transportation industries. In addition to new electric vehicles, we are currently focusing our development efforts on a new generation of microprocessor drive controllers.

        In following our plan to increase sales and expand operations substantially through internally generated growth and the acquisition of businesses and products which we view strategically advantageous, we have acquired or merged with a number of companies during the past three years. In 1999, we acquired Big Boy Bikes, a bicycle rental business in Key West, Florida, and American Scooter and Rental, a bicycle rental business in San Francisco, California. In 2000, we acquired ZAP of Santa Cruz, a bicycle rental business in Santa Cruz, California, and Electric Vehicle Systems, Inc. an electric vehicle development business in California. We acquired emPower in December 1999. Also, in 2000, we acquired Aquatic Propulsion Technology, Inc., a Bahaman corporation that operated in Florida. From this acquisition, we received technology that allows us to develop water-borne electric propulsion devices.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

        The following discussion of our financial condition and results of operations should be read together with the financial statements and related notes that are included later in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the "Risk Factors" section or other parts of this prospectus.

Overview

        We design, assemble, manufacture and distribute electric and non-electric scooters, electric bicycle power kits, electric bicycles, and other personal electric transportation vehicles. We also manufacture several types of electric motor kits and install motor systems to bicycles and scooters at our Sebastopol, California facilities.

        We plan to become a profitable light electric transportation company that utilizes our technology and products while improving the environment. Our initial objective is to establish ourselves as the dominant manufacturer and market leader of personal electric and other Zero Air Pollution(R) vehicles. To achieve this objective, we plan to:

        o       expand our existing distribution system;

        o       strengthen existing marketing efforts;

        o form partnerships with or acquire companies that offer services or products we consider crucial to our success in the electric vehicle industry; and

        o improve our existing products and develop new products by forming manufacturing alliances with offshore partners to assure low cost production.

        The achievement of our objectives is highly dependent, on many factors, including:

        o       our ability to improve our existing products;

        o our ability to produce attractive new products, either on our own or with companies that we form partnerships with or that we acquire; and

        o our ability to raise the necessary capital to develop and produce new products, as well as strengthen our existing distribution network.

Distribution

        We sell our electric vehicles to retail customers, international distributors, law enforcement agencies, electric utility companies, bicycle dealerships, motorsport dealers, auto dealers, sporting goods stores, specialty dealers and foreign distributors. In addition, we sell our electric vehicles through mail order catalogs and to selected customers on various credit terms and on a cash-only delivery basis. We also sell our electric vehicles through the internet.

        Part of our growth strategy is to increase net sales by increasing distribution channels through our Web site, http://www.zapworld.com, retail organizations, and domestic and overseas wholesale distributors. In addition, we plan to set up Zapworld outlet and specialty stores to assist in the retail sales arena. In July 1999, we created two wholly-owned subsidiaries to oversee acquired and franchise stores, respectively. These subsidiaries are Zapworld Stores, Inc. (acquired stores) and Zapworld Outlets, Inc. (franchise stores).

        One alternative we are presently considering is the creation of a traditional distribution network, with small to medium retail outlets supplied by regional distributors. A second option is to distribute our products through the creation of a series of franchises strategically located in our primary markets. A third method is the expansion of current internet selling and marketing efforts. We are also evaluating the creation of a distribution system similar to that of an automobile dealership.

Mergers and Acquisitions

        In order to satisfy the increasing demand for our products, we implemented a plan to increase production capacity via mergers and acquisitions. Other positive effects resulting from this expansion plan include increased sales support, as well as increased technological resources and manpower to aid in new product development. Our merger and acquisition activities are summarized below.

        On October 6, 2000, we completed our purchase of Electric Motorbike, Inc. We issued 140,000 shares of our Common Stock and $735,000 as the final purchase price.

        On June 24, 2000, our shareholders approved our acquisition by merger of Aquatic Propulsion Technology, Inc., a Bahaman corporation which sells electric water scooters. We acquired all of Aquatic Propulsion Technology, Inc.'s technology rights, including 5 patents on electric sea scooters, as well as all of Aquatic Propulsion Technology, Inc.'s assets and current operations in exchange for 120,000 shares of our Common Stock, $20,000 in cash and the assumption of Aquatic Propulsion Technology, Inc.'s liabilities of approximately

$400,000. The contractual acquisition was completed as of July 1, 2000, and the merger documents were filed with the California Secretary of State as of August 8, 2000.

        In order to access new markets, we also acquired two rental/retail operations in 1999: Big Boy Bikes, a bicycle rental business in Key West, Florida, and American Scooter and Rental, a bicycle rental business in San Francisco, California. We created a wholly-owned subsidiary, Zapworld Stores, Inc., to operate these operations. Zapworld Stores accounted for 5%, or $316,000, of our total revenues during 1999, with a gross profit margin of 34%. The lease for the Key West store expired in February 2000, and at that time all the assets for that store were sold. In October 2000 we ceased operating our store in San Francisco, California.

        EmPower, Inc., a design and manufacturing business of proprietary electric scooters, was acquired in December, 1999 to provide new technologies and broaden product lines. We acquired Electric Vehicle Systems, Inc., an electric vehicle development business, in February 2000. This acquisition brought us into a new product area, the patented Powerski(R). Finally, ZAP of Santa Cruz, a bicycle rental business in Santa Cruz, California, was acquired in March 2000.

        In 1999 and in the early part of 2000, we held discussions with Global Electric MotorCars, LLC, the largest manufacturer of Neighborhood Electric Vehicles, regarding a potential merger between our company and Global Electric MotorCars, LLC. While both companies have mutually agreed to terminate further merger discussions, we did enter into a distribution agreement with Global Electric MotorCars, LLC, to sell its GEM(TM) Neighborhood Electric Vehicle at select Zapworld locations. In addition, we continue to discuss strategic alliances with other potential manufacturers of Neighborhood Electric Vehicles.

        Our strategy is to transform Zapworld into a light electric transportation company with standards of measurement similar to the auto industry. We will continue to develop products with the goal of being the low cost leader in the industry. Product improvements, new product introductions, and the development of the Zap Electric Vehicle Outlet(R) franchise network continue to fortify our presence in the electric vehicle industry.

Partnerships or Strategic Alliances

        Our growth plan for the future includes strengthening our distribution channels through forming partnerships or strategic alliances with businesses, factories or manufacturers in related industries.

        On August 9, 2000, we entered into an agreement with a manufacturer located in the People's Republic of China to work toward establishing production facilities that would allow full assembly of the Zappy(R) in China. Our initial plan is to sell these Zappy(R) products within China, but we may also transport these Zappy(R) products to the United States or other parts of the world for distribution.

        In order to have complete assembly of our products in Taiwan, we are working with our trading partner in Taiwan to establish factories there. We presently have an exclusive distribution agreement with our Taiwanese trading partner for distribution of our Kick(TM) scooter exclusively in the United States.

        On September 1, 2000, we received an order for approximately 1,500 Zappy(R) scooters from Oxygen SpA of Italy. We are exploring opportunities for Oxygen SpA to serve as our distributor in Italy and other select European countries.

        We plan to grow our business by forming exclusive alliances with leading developers of electric vehicle technologies, structuring joint ventures with strong manufacturing partners around the world, creating alliances with governmental and private entities that support the electric vehicle industry, acquiring other electric vehicle companies, setting up various electric vehicle distribution networks through possible franchising and creating additional electric vehicle superstores, otherwise known as Zap Electric Vehicle Outlets(R).

        We are also considering a plan to establish ZAP Financial Services(TM), a finance company for our dealers and retail customers.

        At the present time, there are no bankruptcy, receivership or similar proceedings against our company. In addition, we are not presently participating in any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets that is not within the ordinary course of our business.

Results of Operations

        The following table sets forth, as a percentage of net sales, certain items included in our Income Statements for the periods indicated. For further information please see the section of this document entitled "Financial Statements."

                                        Years ended December 31,    Nine months ended September
                                                                                30,
                                           1999          1998           2000           1999
                                           ----          ----           ----           ----
Statements of Operations Data:

Net sales..........................       100.0%        100.0%         100.0%         100.0%

Cost of Sales......................        69.1          67.9           63.9           67.0

Gross profit.......................        30.9          32.1           36.1           33.0

Operating expenses.................        54.3          61.1           49.9           40.8

Loss from operations...............       (23.4)        (29.0)         (13.8)          (7.8)

Other income (expenses)                    (2.9)        (2.58)          1.3            (1.0)

Loss before income taxes...........       (26.3)        (31.5)         (12.5)          (8.8)

Provision for income taxes.........         0.0          0.0            0.0             0.0

Net Loss...........................       (26.3)        (31.5)         (12.5)          (8.8)

        Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

Net Sales

        Net sales for the year ended December 31, 1999 were $6,437,200 compared to $3,518,600 in the prior year, an increase of $2,918,600 or 83%. The increase in sales was due to greater acceptance of our products in the marketplace. Internet sales were $259,100 and $57,100 in 1999 and 1998, respectively. This represented a 354% increase for 1999. A total of $680,100 in products were sold to one customer during the year ended December 31, 1999, representing 11% of sales. In the year ended December 31, 1998, $617,000, or 18% of net sales, were sold to one customer.

Gross Profit

        Gross profit decreased as a percentage of net sales to 31% from 32%. The gross profit percentage decrease of 1% is largely due to a one-time sale to a large distributor at a significant discount in the third quarter of 1999. Direct materials were 58% of net sales for the year ended December 31, 1998, as compared to 59% of net sales for the year ended December 31, 1999.

Selling Expenses

        Selling expenses in 1999 were $1,186,700. This was an increase of $219,000, or 22% from 1998 to 1999. Due to greater market acceptance through our distribution channels, selling expenses as a percentage of sales, decreased from 28% of sales to 18% of sales. Costs increased as a result of additional personnel being added to our sales force.

General and Administrative Expenses

        General and administrative expenses for 1999 were $1,945,000. This is an increase of $965,800 or 101% over 1998. As a percentage of sales, general and administrative expense increased from 28% to 30% of net sales. Expense increases during 1999 as compared to 1998 occurred due to added personnel in the administrative and accounting areas. Additionally, legal expenses of $300,000 were incurred in 1999 relating to acquisition activities and patent issues.

Research & Development

        Research and development costs were $364,600 in 1999 as compared to $202,600 in 1998, an 80% increase. As a percentage of net sales, Research and Development costs remained 6% of revenues in 1998 and 1999. We invested in new product developments such as the Zappy Jr.(TM), and the PowerSki(R) and tooling that is expected to lower manufacturing costs and broaden our product line.

Other Income (Expense)

        Other income increased $67,000 in 1999 over 1998. This 579% increase can be attributed to interest earned on a commercial paper money market fund from the proceeds of private placement investments.

Interest Expense

        Interest Expense increased $167,000, 166% in 1999 over 1998. This increase is due primarily to higher outstanding debt in 1999.

Nine Months Ended September 30, 2000 Compared to Nine Months Ending September 30, 1999.

        Net sales for the nine months ended September 30, 2000 were $8,128,000 compared with $4,444,000 in the nine months ended September 30, 1999, an increase of $3,684,000 or 83%. The increase in sales, both domestically and oversees, is primarily attributable to increased production of our products. Additionally, we have added new product lines to diversify our core products.

        Gross profit dollars increased in the third quarter of 2000 to $2,938,000 from $1,466,000 in the third quarter of 1999 an increase of $1,472,000 or 100%. The increase is gross profit dollars can be attributed to the increase in net sales and greater cost controls. As a percentage of sales, gross profit increased to 36% in the third quarter of 2000 compared with 33% in the third quarter of 1999. The increase in gross margin percentage can be directly attributed to increased efficiencies with our production processes.

        Selling expenses for the nine months ended September 30, 2000 were $1,327,000 as compared to $729,000 for the nine months ended September 30, 1999. This was an increase Of $598,000 or 82% from 1999 to 2000. As a percentage of sales, selling expenses remained constant at 16% of sales. Added personnel costs incurred from our San Francisco location and increased promotional efforts worldwide led to increased costs in the nine months ended September 30, 2000.

        General and administrative expenses for the nine months ended September 30, 2000 were $2,269,000. This is an increase of $1,391,000 or 158% from 1999.
As a percentage of sales, general and administrative expense increased to 28% from 20% of net sales. Expense increases during the first nine months of 2000 as compared to the first nine months of 1999 occurred due to overall salary increases in all administrative areas due to the pressures of low unemployment. Legal costs incurred from acquisitions and costs of options associated with operational consulting contributed to $156,000 in increased expenses. Additionally, the amortization of patents, trademarks and goodwill accounted for $110,000 in expenses during the first nine months of 2000 from acquisitions completed during the fourth quarter of 1999. Furthermore, the costs incurred to manage our San Francisco store accounted for $236,000 in expenses for the first nine months of 2000 that were not incurred in the first nine months of 1999.

        Research and development expenses increased $259,000 or 126% from the first nine months of 1999 as compared to the first nine months of 2000. As a percentage of net sales, research and development increased to 6% of sales in the first nine months of 2000 as compared to 5% of sales in the first nine months of 1999. Increased personnel and facilities costs incurred to accommodate new product development and improve existing products led to higher costs in the first nine months of 2000.

        Interest income (expense) increased $94,000 in the first nine months of 2000 as compared to the first nine months of 1999. This increase is attributed primarily to interest income derived from proceeds from financing.

       Other expense decreased $59,000 from the first nine months of 1999 to the first nine months of 2000. This decrease can be primarily attributed to the completion of the amortization of the fair value of warrants issued for services.

Liquidity and Capital Resources

        We used cash from operations of $2,565,000 and $733,000 during the nine months ended September 30, 2000 and 1999 respectively. Cash used in operations in the first nine months of 2000 was the result of the net loss incurred for the period of $1,014,000, offset by net non-cash expenses of $372,000, and the net change in operating assets and liabilities resulting in a further use of cash of $1,923,000. Cash used in operations for the first nine months of 1999 was the result of the net loss incurred for the first nine months of $391,000, offset by the net non-cash expenses of $884,000, and the net change in operating assets and liabilities resulting in a use of cash of $1,226,000.

        Investing activities used cash of $1,129,000 and $304,000 during the nine months ended September 30, 2000 and 1999 respectively. The uses of cash were for the purchase of fixed assets and patents and the acquisition of additional technology.

        Financing activities provided cash of $4,046,000 and $2,903,000 during the first nine months ended September 30, 2000 and 1999 respectively. In both years, the cash provided by financing activities resulted from the sales of Common and Preferred Stock, $3,561,000 and $3,750,000 for the first nine months ended September 30, 2000 and 1999 respectively, offset by principal payments on outstanding debt.

        At September 30, 2000, we had cash and cash equivalents of $3,536,000 as compared to $2,341,000 at September 30, 1999. At September 30, 2000, we had working capital of $6,447,000 as compared to working capital of $3,970,000 at September 30, 1999. The increases in both cash and working capital in the first nine months of 2000 from the first nine months of 1999 are mostly due to the equity financing raised during the year. At present, we do not have a credit facility in place with a bank or other financial institution. Additionally, by October 24, 2000, we had sold an additional $2.0 million in Preferred Stock financing to Union Atlantic Capital L.C. We believe that the cash on hand at September 30, 2000 will be sufficient to allow us to continue our expected level of operations for the remainder of the year.

        We need capital to fund our growth strategy, which includes increasing our internet shopping mall presence, improving and increasing distribution channels, establishing franchised stores, introducing new products, improving existing product lines and developing a strong corporate infrastructure.

Seasonality and Quarterly Results

        Our business is subject to seasonal influences. Sales volumes in the bicycle industry typically slow during the winter months, November to March, in the U.S. However, because we market worldwide, we are not fully subject to the dictates of U.S. seasonality influences.

Inflation

        A majority of our raw materials are sourced from stable cost competitive industries. Because of this, we do not foresee any material inflationary trends for our raw material sources.

                             DESCRIPTION OF PROPERTY

        A summary of our principal facilities are as follows:

-------------------- --------------------------- --------- ------------------ -------------------
Location             Use                         Square    Lease Expiration   Minimum Monthly
                                                 Feet      Date               Rental
-------------------- --------------------------- --------- ------------------ -------------------

-------------------- --------------------------- --------- ------------------ -------------------
117 Morris St.       Office & Motor Assembly     6,500     June 2002          $4,400
-------------------- --------------------------- --------- ------------------ -------------------
111 Morris St.       Machine Shop                3,000     June 2001          $2,000
-------------------- --------------------------- --------- ------------------ -------------------
7190 Keating         Production                  10,000    June 2004          $5,000
-------------------- --------------------------- --------- ------------------ -------------------
6780 Depot           Office, Production, R&D     5,000     June 2004          $2,500
-------------------- --------------------------- --------- ------------------ -------------------
6780-B Depot         Engineering                 4,200     May 2004           $2,188
-------------------- --------------------------- --------- ------------------ -------------------
2715 Hyde St.        Retail/Rentals              8,000     April 2001         $12,000
-------------------- --------------------------- --------- ------------------ -------------------
6784 Sebastopol      Warehouse                   9,800     August 2005        $5,880
-------------------- --------------------------- --------- ------------------ -------------------

        All of the above buildings, except the store at 2715 Hyde Street in San Francisco, are located in Sebastopol, California. We lease all of our manufacturing, research, and office facilities. All of the leases are term leases, and none of these leases include options to purchase. Our property consists primarily of manufacturing equipment and office computer systems. It is management's opinion that our insurance policies cover all insurance requirements of the landlords. We own the basic tools, machinery and equipment necessary for the conduct of our production, research and development, and vehicle prototyping activities. Management believes that the above facilities are generally adequate for present operations.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Since our inception in 1994, we have not been a party to any transaction or series of similar transactions in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer or holder of more than 5% of our Common Stock had or will have an interest, other than as described under "Management," "Interest of Named Experts and Counsel" and the transactions described below.

        William D. Evers, is a member of our Board of Directors and our principal outside counsel. During 1999 and in 2000, until July 31, 2000, Mr. Evers' law firm received $430,408 in compensation for legal services provided to us. Additionally, Mr. Evers was granted stock options to acquire 75,000 shares with an exercise price ranging from $3.02 to $6.50 per share.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

        Our Common Stock was quoted on the National Association of Security Dealers (NASD) OTC Bulletin Board under the market symbol "ZAPP" from March 11, 1998 through May 22, 2000. On May 22, 2000, our Common Stock qualified for listing on the NASDAQ SmallCap stock exchange under the symbol "ZAPP." Before March 1998 there was no public market for our Common Stock. The following table presents, for the period indicated, the high and low prices per share as reported on the OTC Bulletin Board through the second quarter of 2000, and the high and low prices per share as reported on the NASDAQ SmallCap stock exchange through the third and fourth quarter of 2000.

                             2000                       1999                      1998
                      High          Low          High          Low          High         Low
                      ----          ---          ----          ---          ----         ---
                   $            $            $             $             $           $
First Quarter         10.00        8.00         4.375         3.0625        6.00        4.50
Second Quarter        6.00        5.4375         8.75          4.25         6.50        4.50
Third Quarter         5.875       5.3125        6.875          5.00        5.0625       2.00
Fourth Quarter        3.25         2.50         18.25          5.00        4.3125       2.875


        On February 8, 2001 the last reported quotation price of our Common Stock on the NASDAQ SmallCap stock exchange was $2.6875. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

        As of February 12, 2001 there were 5,939,033 outstanding issued shares of our Common Stock, warrants to purchase 1,199,902 shares of our Common Stock, options to purchase 1,849,090 shares of our Common Stock, 1,880 shares of Series A-1 Preferred Stock and 2,000 shares of Series A-2 Preferred Stock outstanding. As of February 12, 2001, we had approximately 1,918 holders of record of Common Stock and 7 holders of record of Preferred Stock.

                                DIVIDEND POLICY

        We have not declared or paid any dividend on our Common Stock. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements and other factors our board of directors deems relevant.

                             EXECUTIVE COMPENSATION

        The following tables set forth information concerning the compensation we paid for services rendered during our fiscal years ended December 31, 1999, 1998 and 1997, by the Named Executive Officers. The Named Executive Officers are our company's Chief Executive Officer, regardless of compensation level, and the other executive officers of our company who each received in excess of $100,000 in total annual salary and bonus for the fiscal years ended December 31, 1999, 1998 and 1997.

                           Summary Compensation Table

                                    Annual Compensation          Long -Term Compensation

                                                                     Awards         Payouts
                                                              --------------------- -------- ---------
                                                 Other        Restricted Stock               All
                                                 Annual       Stock      Underlying          Other
                                Salary   Bonus   Compensation Award      Options    LTIP     Compen-
                                                                         /SARs      Payouts  sation
Name and Principal        Year  ($)      ($)     ($)          ($)        (#)        ($)      ($)
Position
------------------------- ----- -------- ------- ------------ ---------- ---------- -------- ---------


Gary Starr                1997  35,000
Chief Executive officer   1998  35,700
And President             1999  39,500   200                             135,000

        The following table shows all individual grants of stock options to the Named Executive Officers (as defined above) for the fiscal year ended December 31, 1999.

                     Option/SAR Grants in Last Fiscal Year (Individual Grants)
Name                      Year         Number of           % of Total       Exercise    Expiration
                        Options       Securities          Options/SARs      or Base       Date
                        Granted       Underlying           Granted to       Price
                                     Options/SARs     Employees in Fiscal     ($/Sh)
                                    Granted                    Year
---------------------- ----------- ------------------ --------------------- ----------- ----------

Gary Starr                1999          35,000                                $7.00     07/19/02
                          1999         100,000                                $6.25     12/21/02
                                       -------              -----
                                       135,000               19.8



        The following table shows all individual grants of stock options exercised by the Named Executive Officers (as defined above) for the fiscal year ended December 31, 1999.

           Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Options/SAR Values
                                                        Number of
                                                        Securities                    Value of
                                                        Underlying                  Unexercised
                                                       Unexercised                  In-the-Money
                    Shares                            Option/SARs at               Options/SARs at
                  Acquired on       Value               FY-End(#)                     FY-End($)
   Name          Exercise(#)      Realized($)      Exercisable/Unexercisable  Exercisable/Unexercisable
   ----          -----------      -----------      -------------------------  -------------------------
Gary Starr        32,319(1)         189,874            18,333/31,944          213,121/371,349
                  72,000(2)         354,960
                  15,181(3)          88,239


(1) Exercised on November 8, 1999 at a price of $1.00 per share.

(2) Exercised on March 6, 1999 at a price of $0.40 per share.

(3) Exercised on September 30, 1999 at price of $1.00 per share.

Compensation of Directors

        Our directors do not receive any cash compensation for their service on our Board of Directors, but they may be reimbursed for certain expenses in connection with their attendance at board meetings. During our fiscal year ended December 31, 1999 we granted options for 75,000 shares of our Common Stock to two of our directors. These options vest over a three year period and have an exercise price ranging from $3.25 to $6.25 per share.

           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                            AND FINANCIAL DISCLOSURE

        During our two most recent fiscal years our principal independent accountant has neither resigned (or declined to stand for re-election) nor been dismissed.

                                  LEGAL MATTERS

        Certain legal matters in connection with the Common Stock being offered in this prospectus will be passed upon by Foley & Lardner, One Maritime Plaza, Sixth Floor, San Francisco, California 94111-3404.

                                     EXPERTS

        Our financial statements as of and for the years ended December 31, 1999 and 1998 appearing in this prospectus have been audited by Grant Thornton LLP, independent certified accountants. The financial statements are included in reliance upon the authority of that firm as an expert in accounting and auditing.

                             ADDITIONAL INFORMATION

        A registration statement on Form SB-2, including amendments, relating to the shares offered has been filed with the Securities and Exchange Commission, Office of Small Business Policy, Washington, D.C. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements made in this prospectus as to the contents of any contract or other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each statement about those contracts and other documents is qualified in all respects by that reference.

        The registration statement and exhibits and schedules, as well as other reports and other information required to be filed with the Securities and Exchange Commission in accordance with the reporting requirements of the Securities Exchange Act of 1934, can be inspected without charge and copied, at proscribed rates, at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0300. In addition, the Securities and Exchange Commission maintains a Web site on the internet at http://www.sec.gov that contains reports, proxy and information statements and other documents filed electronically with the Securities and Exchange Commission, including the registration statement.

        We furnish our shareholders with annual reports containing financial statements audited by our independent accountants and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                              FINANCIAL STATEMENTS




                                Table of Contents



                                                                          Page


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS .......................F-2


CONSOLIDATED FINANCIAL STATEMENTS

     CONSOLIDATED BALANCE SHEETS .........................................F-3

     CONSOLIDATED STATEMENTS OF OPERATIONS ...............................F-4

     CONSOLIDATED STATEMENTS OF CASH FLOWS ...............................F-5

     CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY .....................F-7

     NOTES TO FINANCIAL STATEMENTS .......................................F-8

                Report of Independent Certified Public Accountant




To the Board of Directors and Stockholders
ZAPWORLD.COM

We have audited the accompanying consolidated balance sheets of ZAPWORLD.COM and subsidiaries as of December 31 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the two year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion o these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above represent fairly, in all material respects, the consolidated financial position of ZAPWORLD.COM and subsidiaries as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the years in the two year period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON LLP




San Francisco, California
March 1, 2000

                                 ZAPWORLD.COM and Subsidiaries
                                  Consolidated Balance Sheets
                            (in thousands except per share amounts)
                                                    December 31, 1999  December 31, 1998  September 30, 2000
                                                                                             (unaudited)
                                          ASSETS
CURRENT ASSETS
     Cash                                                      $3,184               $475              $3,536
     Accounts Receivable                                          353                284               1,286
     Inventories                                                1,725                634               1,708
     Note Receivable                                               20                  -                  35
     Prepaid Expenses and other assets                            303                 98               1,236
                                                              -------           --------             -------
     Total Current Assets                                       5,585              1,491               7,801
                                                              -------           --------             -------

PROPERTY AND EQUIPMENT                                            350                177                 507
OTHER ASSETS
     Patents & Trademarks, less accumulated
       amortization                                             1,176                 80               1,440
     Goodwill                                                     112                  -               1,197
     Advance to retail stores and technology
       companies                                                  479                  -                  63
     Deposits                                                      25                 12                  53
                                                              -------           --------             -------
        Total Other Assets                                      1,792                 92               2,753
                                                              -------           --------             -------
        Total Assets                                           $7,727             $1,760             $11,061
                                                              =======           ========             =======

                           LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
     Accounts Payable                                            $742               $334                $612
     Accrued Liabilities                                          368                151                 697
     Current maturities of long-term debt                          16                867                  41
     Current maturities of obligations under
       capital leases                                               9                 10                   4
                                                              -------           --------             -------
        Total Current Liabilities                               1,135              1,362               1,354
                                                              -------           --------             -------
OTHER LIABILITIES
     Long-term debt, less current maturities                       24                 11                 390
     Obligations under capital leases, less
       current
       maturities                                                  14                  1                  35
                                                              -------           --------             -------
        Total Other Liabilities                                    38                 12                 425

STOCKHOLDERS' EQUITY
     Preferred stock, authorized 10,000,000
       shares, 2,372 shares issued and outstanding                  -                  -               2,868
     Common stock, authorized 20,000,000 shares
       of no par value; issued and outstanding
       5,109,180 shares in 1999, 2,664,700 shares
       in 1998 and 5,557,100 shares in 2000                    12,053              3,732              15,909
     Accumulated deficit                                      (5,118)            (3,346)             (9,232)
     Unearned Compensation                                       (96)                  -                (55)
                                                              -------           --------             -------
                                                                6,839                386               9,490
     Less: notes receivable from shareholders                   (285)                  -               (208)
                                                              -------           --------             -------
        Total stockholders' equity                              6,554                386               9,282
                                                              -------           --------             -------
        Total liabilities and stockholders' equity             $7,727             $1,760             $11,061
                                                              =======           ========             =======


The accompanying notes are an integral part of the consolidated financial statements

                                  ZAPWORLD.COM
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Thousands, except share amounts)

                                                   Year Ended December 31,  Nine Months ended September 30,

                                                   1999            1998             2000            1999
-----------------------------------------------------------------------------------------------------------
                                                                                        (unaudited)
NET SALES                                          $6,437          $3,518           $8,128          $4,444

COST OF GOODS SOLD                                  4,446           2,391            5,190           2,978
                                                  -------        --------          -------          ------
GROSS PROFIT                                        1,991           1,127            2,938           1,466

OPERATING EXPENSES
     Selling                                        1,187             968            1,327             729
     General and administrative                     1,945             979            2,269             878
     Research and development                         365             203              464             205
                                                  -------        --------          -------          ------
                                                    3,497           2,150            4,060           1,812
                                                  -------        --------          -------          ------
LOSS FROM OPERATIONS                              (1,506)         (1,023)          (1,122)           (346)
                                                  -------        --------          -------          ------

OTHER INCOME (EXPENSE)
     Interest income (expense)                      (267)           (100)              135              41
     Other income (expense)                            81              14             (27)            (86)
                                                  -------        --------          -------          ------
                                                    (186)            (86)              108            (45)
                                                  -------        --------          -------          ------
LOSS BEFORE INCOME TAXES                          (1,692)         (1,109)          (1,014)           (391)

PROVISION FOR INCOME TAXES                              1               1                -               -
                                                  -------        --------          -------          ------
NET LOSS                                         $(1,693)        $(1,110)         $(1,014)         $ (391)
                                                  -------        --------          -------          ------
NET LOSS ATTRIBUTABLE TO
COMMON SHARES
     Net Loss                                   $ (1,693)        $(1,110)        $ (3,100)         $ (391)
     Preferred Dividend                                 -               -            (900)               -
                                                  -------        --------          -------          ------
                                                 $(1,693)        $(1,110)         $(4,114)         $ (391)
                                                  -------        --------          -------          ------
NET LOSS
PER COMMON SHARE,
BASIC AND DILUTED                                $ (0.43)        $ (0.42)         $ (0.79)        $ (0.11)
                                                  -------        --------          -------          ------
WEIGHTED AVERAGE OF
   COMMON SHARES OUTSTANDING                    3,927,633       2,614,563        5,213,000       3,668,000
                                                =========       =========        =========       =========

The accompanying notes are an integral part of the consolidated financial statements.

                                ZAPWORLD. COM and Subsidiaries
                             CONSOLIDATED STATEMENTS OF CASH FLOWS
                                      (In Thousands)
                                                                                           Nine Months ended
                                                              Year ended December 31,          September 30
                                                                1999           1998         2000        1999
--------------------------------------------------------- ------------- ------------ ------------------------
                                                                                                (unaudited)
Cash flows from operating activities:
Net loss                                                      $(1,693)     $(1,110)     $(1,014)      $(391)
Adjustments to reconcile net loss to net cash used in
   operating activities:
     Depreciation and amortization                                 124           86          250          79
     Allowance for doubtful accounts                                 -         (30)           18           -
     Issuance of common stock for services rendered                141          150           63         805
     Issuance of common stock for litigation settlement             50            -            -           -
     Issuance of stock options for services rendered               137           18            -           -
     Noncash charges related to the settlement of debt             154            -            -           -
     Amortization of fair value of warrants, unearned
     compensation                                                   31           31           41           -
     Changes in:
        Accounts receivable                                       (69)        (192)        (966)       (489)
        Inventories                                              (876)        (366)           17       (653)
        Prepaid expenses and other assets                           24         (32)        (933)       (314)
        Deposits                                                  (13)            2         (29)        (88)
        Other Assets                                                 -            -        (211)        (59)
        Accounts payable                                           312          173        (130)          74
        Accrued liabilities and customer deposits                  217         (37)          329         303
                                                               -------      -------      -------      ------
         Net cash used in operating activities                 (1,461)      (1,307)      (2,565)       (733)
Cash flows from investing activities:
Purchases of property and equipment                              (188)         (98)        (285)       (158)
Purchase of American Scooter and Cycle Rental                     (70)            -          132        (19)
Purchase of Big Boy Bicycles                                      (15)            -            -           -
Proceeds from emPower acquisition                                1,032            -            -           -
Investment In Technology Companies                                   -            -          167       (127)
Purchase of Acquatic Propulsion Technologies                         -                     (981)           -
Purchase of Patents from EVS                                         -            -        (162)           -
Payment advances for acquisitions                                 (72)            -
Issuance of note receivable                                       (20)            -            -           -
Purchase of intangibles                                           (66)         (64)
                                                               -------      -------      -------      ------
         Net cash provided by (used in) investing                  601        (162)      (1,129)       (304)
Cash flows from financing activities:
Proceeds (repayment) from issuance of long-term debt             (362)        1,281          398          27
Sale of common stock, net of stock offering costs                1,812            -        1,589       3,750
Issuance of common stock under employee purchase plan                6            -            -           -
Repurchase of common stock                                        (11)         (16)            -           -
Proceeds from exercise of stock options                          2,423         (11)            -           -
Sale of Preferred Stock, net of Preferred stock offering             -            -        1,972           -
  costs
Increase in Capital Leases                                           -            -           26          22
Payments on obligations under capital leases                      (15)            -         (10)         (7)


                                      F-5

                                                                                           Nine Months ended
                                                              Year ended December 31,          September 30
                                                                1999           1998         2000        1999
--------------------------------------------------------- ------------- ------------ ------------------------
                                                                                                (unaudited)

Principal Repayments on Note Payable                                 -            -          (6)       (889)
(Advances) receipts on notes receivable to shareholders          (284)                        77           -
                                                               -------      -------      -------      ------
        Net cash provided by financing activities                3,569        1,254        4,046       2,903
             NET INCREASE/(DECREASE) IN CASH                     2,709        (215)          352       1,866
Cash, beginning of period                                          475          690        3,184         475
                                                               -------      -------      -------      ------
Cash, end of period                                             $3,184         $475       $3,536      $2,341
                                                               =======      =======      =======      ======
Supplemental cash flow information:
     Cash paid during the year for:
     Interest                                                     $115          $69           $7         $77
     Income taxes                                                    1            1            1           1

     Non-cash investing and financing activities:
     Conversion of debt into common stock                         $475                                  $475
     Conversion of accounts payable into common stock               35                                    35
     Equipment acquired through capital lease                       27                                    27
obligations
     Notes payable used to exercise stock options                   32                                    32

     Issuance of common stock upon acquisition of
        American Scooter and Cycle Rental, Big Boy
        Bicycles, and emPower Corporation                       $2,312                                $2,312

     Assets and liabilities recognized upon acquisition
of
     American Scooter and Cycle Rental, Big Boy
     Bicycles, and emPower Corporation
       Cash                                                     $1,032                                $1,032
       Inventories                                                 213                                   213
       Prepaid expenses and other                                   56                                    56
       Property and equipment                                       70                                    70
       Patent                                                    1,155                                 1,155
       Accounts payable                                            131                                   131



The accompanying notes are an integral part of the consolidated financial statements.

                                          ZAPWORLD.COM AND SUBSIDIARIES
                                  CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                                 (in thousands)

                                                                                                                Note
                                  Common Stock            Preferred Stock                     Unearned       Receivable
                             -----------------------  ------------------------  Accumulated  Compensation       from
                              Shares      Amount        Shares      Amount        Deficit    and Services    Stockholder     Total
                             ---------- ------------  ----------- ------------ ------------- -------------- ------------- ----------
Balance, January 1, 1998        2,543     $ 3,169                   $            $  (2,315)   $      -        $     -       $   854

Issuance of common stock           79         383                                                                               383
Exercise of stock options          15          15                                                                                15
Conversion of notes
  payable and issuance of
  warrants in connection
  with debt                         3          76                                                                                76
Common Stock issued for
 services                          25         168                                                                               168
Net loss                                                                            (1,110)                                  (1,110)
                             -------------------------------------------------------------------------------------------------------
Balance, December 31, 1998      2,665       3,811                                   (3,425)                                     386

Issuance of common stock:
  Private placement, net of
   expenses of $614               746       1,721                                                                             1,721
  Acquisitions                    337       2,670                                                                             2,670
  Conversion of Debt              165         665                                                                               665
  Other                            65         363                                                                               363
Exercise of stock options       1,131       2,423                                                                             2,423
Stock options and warrants
  issued for compensation
  and services                    400                                                  (96)                                     304
Notes receivable from
 shareholders                                                                                                    (285)         (285)
Net loss                                                                            (1,693)                                  (1,693)
                             -------------------------------------------------------------------------------------------------------
Balance, December 31, 1999      5,109      12,053                                   (5,118)        (96)          (285)        6,554

Issuance of common stock
  Acquisitions                    120         726                                                                               726
  Services and others              74          83                                                                                83
Issuance of Preferred
  Stock, net of expenses
  of $400 and fair value
  of warrants                               2,100         3            500                                                    2,600
Beneficial Conversion
  Features on Preferred
  Stock                                                              3,100          (3,100)
Conversion of Preferred
  Stock to Common Stock           156         735        (1)          (732)                                                       3
Exercise of stock options          98         212                                                                               212
Amortization of Unearned
 compensation                                                                                       41                           41
Note receivable from
 shareholders                                                                                                      77            77
Net Loss                                                                            (1,014)                                  (1,014)
                             -------------------------------------------------------------------------------------------------------
Balance, September 30,
 2000
  (unaudited)                   5,557     $15,909         2         $2,868       $  (9,232)   $    (55)       $  (208)      $ 9,282
                             =======================================================================================================



The accompanying notes are an integral part of the consolidated financial statements

                          ZAPWORLD.COM and Subsidiaries
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

                   Information as of and for nine months ended
                         September 30, 2000 is unaudited

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

o       Nature Of Operations

        ZAPWORLD.COM (the "Company" or "ZAP") was incorporated in California in September, 1994 under its original name "Zap Power Systems". The name changed on May 16, 1999. ZAP designs, manufactures, and distributes electric bicycle power kits, electric bicycles and tricycles, and other personal electric transportation vehicles. Company products are sold directly to end-users and to distributors throughout the United States and the world.

o       Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of the Company, ZAPWORLD stores, Inc., and all wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated.

o       Revenue Recognition

        The Company recognizes revenues when earned; generally when products are shipped.

o       Inventories

        Inventories consist primarily of raw materials, work-in-process, and finished goods and are carried at the lower of cost (first-in, first-out method) or market.

o       Property and Equipment

        Property and equipment are stated at cost and depreciated using straight-line and accelerated methods over the assets' estimated useful lives. Costs of maintenance and repairs are charged to expenses as incurred. Significant renewals and betterments are capitalized. Estimated useful lives are as follows:

        Machinery and equipment                      7 years
        Equipment under capital leases               5 years
        Demonstration bicycles                       2 years
        Office furniture and equipment               7 years
        Vehicle                                      5 years
        Leasehold improvements                       15 years or life of lease,
                                                     whichever is shorter

o       Patents & Trademarks

        Patents & Trademarks consist of costs expended to perfect certain patents and trademarks acquired in the emPower acquisition. These costs will be amortized over an estimated useful life of ten years.

o       Goodwill

        Goodwill consists of the excess consideration paid over net assets acquired. Goodwill is amortized over a ten-year period.

o       Income Taxes

        The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future bases on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change in deferred tax assets and liabilities during the period.

o       Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires Management of the Company to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as revenues and expenses during the reporting period. The amounts estimated could differ from actual results.

o       Fair Value of Financial Instruments

        The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. For certain of the Company's financial instruments, including cash, accounts receivable and accounts payable, the carrying amount approximates fair value because of the short maturities. The carrying amount of the bank note payable and current notes payable approximate fair value as current interest rates available to the Company for similar debt are approximately the same. The fair value of related party debt is impracticable to determine.

o       Net Loss Per Common Share

        Net loss per common share, basic and diluted, has been computed using weighted average common shares outstanding. Potentially dilutive securities have been excluded from the weighted average shares outstanding, as their inclusion would be anti-dilutive (see note F).

o       Segment Information

        In 1999, the company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The Company operates in one reportable segment, the design, assembly, manufacture and distribution of electric bicycle power kits, electric bicycles and tricycles, electric scooter, electric motorcycles and other personal electric transportation vehicles.

o       Unaudited Interim Financial Information

        The financial information as of September 30, 2000 and for the nine months ended September 30, 1999 and 2000 is unaudited, but includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for fair presentation of the financial position at such dates and the results of operations and cash flows for the periods then ended. Operating results for the nine months ended September 30, 2000 are not necessarily indicative of results that may be expected for the entire year.

NOTE B - INVENTORIES

                                              Year ended December 31,        September 30,
                                               1999            1998               2000
                                                                              (unaudited)
     Inventories consisted of the
        following:
           Raw materials                     $661,700       $  442,100          $1,054,900
           Work-in-process                    349,200          104,100              49,200
           Finished goods                     714,200           87,700             603,900
                                        -------------- ---------------- -------------------

                                           $1,725,100       $  633,900          $1,708,000
                                        -------------- ---------------- -------------------
                                        -------------- ---------------- -------------------


NOTE C - PROPERTY AND EQUIPMENT

                                                       Year ended December 31,      September 30,
   Property and equipment consist of the following:      1999          1998              2000
                                                                                     (unaudited)

        Machinery and equipment                        $  187,000     $   81,600          $  325,000
        Equipment and per capital lease                         -         45,900                   -
        Computer Equipment                                209,600              -             274,100
        Demonstration bicycles                             89,600         89,600              89,600
        Office furniture and equipment                     52,000         76,000              97,300
        Leasehold improvements                             78,400         25,400              91,900
        Vehicles                                           97,600         56,200             118,100
                                                     ------------- -------------- -------------------
                                                          714,200        374,700             996,000
        Less accumulated depreciation and
        amortization                                      363,900        197,700             489,000
                                                     ------------- -------------- -------------------

                                                       $  350,300     $  177,000          $  507,000
                                                     ------------- -------------- -------------------
                                                     ------------- -------------- -------------------


D - ADVANCE TO RETAIL STORES AND TECHNOLOGY COMPANIES

        During the year ended December 31, 1999 the Company issued shares of common stock and paid cash as advances toward the acquisition of retail stores and technology companies. The Company issued 57,803 shares of common stock in the amount of $406,300 and paid cash in the amount of $72,500.

E - PROVISION FOR INCOME TAXES

                                                 1999          1998
   Current tax expense
        Federal                                 $    -         $    -
        State                                      800            800

                                                   800            800

   Significant components of the Company's net deferred tax assets as of December 31 are as follows:

                                                     1999           1998

   Tax loss carry forward                      $1,819,600     $1,263,700
   Inventory capitalization                      (99,100)       (22,000)
   Other                                         (70,800)       (27,400)
   Total                                        1,649,700      1,214,300
   Less valuation allowance                   (1,649,700)    (1,214,300)

            Net deferred tax asset              $       -      $       -

        The Company has available carry forward of approximately $4,758,300 and $2,819,400 of federal and state net operating losses, respectively, expiring through 2019. The Tax Reform Act of 1986 and the California Conformity Act of 1987 impose restrictions on the utilization of net operating losses in the event of an "ownership change" as defined by
        Section 382 of the Internal Revenue Code. There has been no determination whether an ownership change, as defined, has taken place. Therefore, the extent of any limitation has not been ascertained.

        A valuation allowance is required for those deferred tax assets that are not likely to be realized. Realization is dependent upon future earnings during the period that temporary differences and carry forwards are expected to be available. Because of the uncertain nature of their ultimate utilization, a full valuation allowance is recorded against these deferred tax assets. The valuation allowance increased $435,400 in 1999 and $386,700 in 1998.

        The difference between the income tax expense at the federal statutory rate and the Company's effective tax rate is as follows:

                                                   1999             1998
        Statutory federal income tax rate           34%              34%
        State income tax rate                        6                6
        Valuation allowance                        (40)             (40)
                                                    -%               -%


NOTE F - STOCK OPTIONS AND WARRANTS

        Options to purchase common stock are granted by the Board of Directors under three Stock Option Plans, referred to as the 1999, 1996 and 1995 plans. Options granted may be incentive stock options (as defined under Section 422 of the Internal Revenue Code) or nonstatutory stock options. The number of shares available for grant under the 1999, 1996 and 1995 Plans are 1,500,000, 600,000 and 750,000, respectively. Options are granted at no less than fair market value on the date of grant, become exercisable as they vest (over a 2 or 3 year period) and expire ten years after the date of grant

Option activity under the three plans is as follows:

                            1999 Plan                  1996 Plan                   1995 Plan
                                         Wtd Avg                    Wtd Avg                     Wtd Avg
                             Number       Exercise      Number      Exercise        Number      Exercise
                            Of Shares     Price        of Shares     Price         of Shares     Price
                           ------------ ------------- ------------ -------------- ------------ --------------
Outstanding at 1/1/98                                    383,500      $   1.38       446,300     $    0.56
Granted                                                   20,000          4.31             -
Exercised                                                (12,500)         1.00             -          -
Canceled                                                 (26,500)         1.48       (27,400)    $    0.40
                             --------                 ----------                    --------
Outstanding at 12/31/98          -  $          -         364,500          1.55       418,900     $    0.56
Granted                       481,000          6.33       35,000          4.06             -          -
Exercised                        (586)         5.00     (259,500)         1.15      (299,000)    $    0.40
Forfeited                   (  (1,000)         5.00      (14,500)         3.50       (49,900)    $    1.00
                             --------                 ----------                    --------
Outstanding at 12/31/99       479,414     $    6.34      125,500     $    2.85        70,000     $    1.00
                             --------                 ----------                    --------

        The weighted average fair value of all options granted during the years ending December 31, 1999 and 1998 was $4.33 and $3.66 respectively.

        The following information applies to employee incentive stock options outstanding at December 31, 1999:

Plan:                                        1999                       1996                      1995
                                           -----------      -----------------------------      -----------
Range of exercise prices                   $5.00-$7.00      $ 1.00-$1.00      $3.68-$5.25      $1.00-$1.00
Options outstanding                            479,414            47,500           78,000           70,000
Weighted average exercise price            $      6.34      $       1.00      $      3.98      $      1.00
Weighted average remaining life (years)           9.79              6.58             8.03             6.50
Options exercisable                             46,833            47,500           62,806           70,000
Weighted average exercise price            $      6.31      $       1.00      $      3.97      $      1.00


        The Company recorded the non-employee options and warrants based on the grant date fair value in accordance with SFAS 123. The grant date fair value of each stock option was estimated using the Black-Scholes option-pricing model. The company recorded expense in the amount of $135,000 and $48,500 for the year ended December 31, 1999 and 1998, respectively. As of December 31, 1999 the Company has recorded prepaid expense in the amount of $166,700 for future services.

        Options and warrant activity for non-employees is as follows:

                                                          Weighted
                                                            Avg.
   Outstanding at 1/1/98                       46,000           $4.33

   Granted                                     82,800            4.86
   Exercised                                  (2,500)            1.00
                                       ---------------
   Outstanding at 12-31-98                    126,300            4.74

   Granted                                  1,138,429            4.58
   Exercised                                (571,429)            3.50
   Forfeited                                 (64,300)            4.75
   Outstanding at 12-31-99                    629,000            5.51

        The Company accounts for stock options issued to employees under the policy of APB 25 "Accounting for Stock Issued to Employees". The Company has adopted the disclosure only provision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation (SFAS 123)". Accordingly, no compensation expense has been recognized for stock options issued to employees during 1999 and 1998. Had compensation cost for the Company's options been based on the fair value of the awards at the grant date consistent with the provisions of SFAS No. 123, the Company's net loss and loss per share would have approximated the following proforma amounts:

                                            1999              1998

   Net loss - as reported               $(1,692,600)      $(1,109,400)
   Net loss - pro forma                  (2,686,700)      (1,254,600)
   Loss per share - as reported            (.43)             (.42)
   Loss per share - pro forma              (.68)             (.48)

        The fair value of each option and warrant is estimated on date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                            1999              1998

   Dividends                                None              None
   Expected volatility                     86.00%             100%
   Risk free interest rate                 6.00%             6.00%
   Expected life                          5 years           10 years


        In connection with the issuance of $800,000 of notes payable in 1998, the Company issued 20,000 warrants at $4.00 per share, to purchase the Company's common stock, to an entity that assisted the Company in arranging the financing. The warrants are immediately exercisable and expire September, 2001. The fair value of warrants at the time of issuance was $61,800 and is being amortized as additional interest expense over the term of the debt. Amortization expense of $30,900 was recorded for both 1998 and 1999.

NOTE G - MAJOR CUSTOMERS and VENDORS

        During 1999, one customer accounted for $680,100 or 11% of the Company's net sales. During, 1998, one customer accounted for $617,000 or 17.5% of the Company's net sales, and during late 1998 the Company ceased selling to this customer.

        During 1999, one vendor accounted for $798,600 or 12% of the Company's supplies and materials. During 1998 one vendor accounted of $440,000 or 7%, of the Companies supplies and materials.

NOTE H - COMMITMENTS

        The Company rents warehouses and office space under leases that expire in June 2001. An option exists to extend the lease for an additional five-year period. Rent expense under part of the applicable leases was $342,000 and $289,200 in 1999 and 1998, respectively.

               Future minimum lease payments on the lease are as follows:

               Year ending December 31,

                         2000                             $ 320,600
                         2001                               222,600
                         2002                               138,300
                         2003                               115,200
                        2004 and thereafter                  54,300
                         Total                           $  851,000


NOTE I - PREFERRED STOCK

The Board of Directors authorized 10,000,000 shares of Preferred Stock in December 1999. The Preferred Stock which has been issued may be converted into Common Stock at a price which is specified in the Securities Purchase Agreement. The holders of the outstanding Preferred Stock are also entitled to receive a dividend based upon 6% of the stated value per annum.

On July 19, 2000, ZAP received funding for the purchase of $3.0 million in a Preferred Stock offering from Union Atlantic L.C.. The Union Atlantic Capital L.C. investors purchased $3.0 million of Series A-1 Convertible Preferred Stock at a price of $1,000 per share. Additionally, by October 24, 2000, the Company received additional funding totaling $2.0 million from Union Atlantic Capital L.C. for Series A-2 Convertible Preferred Stock at a price of $1,000 per share. This $2.0 million preferred stock financing was received in two parts:
$1,333,333 on October 6, 2000, and the remaining $666,666 on October 24, 2000. In connection with the Preferred Stock Offering we also issued warrants to purchase 816,666 shares of Common Stock at an exercise price of $5.43 pershare.

During the 3rd Quarter, Union Atlantic Capital L.C. converted 628 shares of Preferred Stock for 155,989 shares of Common Stock at an average conversion price of $4.35 per share.

During the third quarter of 2000, the company recorded a deemed divided on preferred stock of $3,100,000. This is the result of the conversion price of the convertible preferred stock issued during the quarter being less than the market price of the common stock on the date of the transaction. All deemed dividends related to the transaction have been recognized during the third quarter as a result of the preferred stock being immediately convertible at the discretion of the holder.

NOTE J - ACQUISITIONS

On December 30, 1999, the Company purchased all of the common stock of emPower, Inc., a designer and manufacturing business of proprietary electric scooters, for 265,676 shares of common stock. The Company issued warrants to emPower's shareholders to purchase an aggregate of 200,000 shares of the Company's common stock. The warrants expire three years after issuance. The acquisition has been accounted for as a purchase at $5.75 per share. The purchase was allocated to the assets acquired, including patents, and liabilities assumed based on their estimated fair values. The acquisition resulted in no goodwill. Results of operations for emPower have been included with those of the company for periods subsequent to the date of acquisition.

        The purchase price of emPower was allocated as follows:

            Cash                                   $ 1,033,000
            Inventories                                 96,300
            Property and equipment                      64,100
            Patents                                  1,042,400
            Liabilities assumed                       (54,200)
                                                   -----------
                                                   $ 2,181,600
                                                   ===========
            Consideration paid:
            Common stock                           $ 2,181,600

In September 1999, the Company purchased all assets of Big Boy Bicycles and assumed certain liabilities. The company issued 1,000 shares of common stock and paid $15,165 in cash. The purchase price was allocated to assets acquired and liabilities assumed based on their estimated fair value. Results of operations for American Scooter and Cycle Rental have been included with those of the Company for the periods subsequent to the date of acquisition.

        The purchase price of Big Boy was allocated as follows:

            Inventories                              $ 73,800
            Property and equipment                      4,400
            Goodwill                                    1,300
            Expenses                                    1,900
            Liabilities assumed                      (59,800)
                                                     --------
                                                     $ 21,600
                                                     ========
            Consideration paid:
            Cash                                      $15,200
            Common stock                                6,400
                                                     --------
                                                      $21,600
                                                     ========

In July 1999, the Company purchased certain assets and assumed certain liabilities of American Scooter and Cycle Rental. The Company issued 12,924 shares of common stock and paid $70,000 in cash. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values. Results of operations for American Scooter and Cycle Rental have been included with those of the company for periods subsequent to the date of acquisition.

        The purchase price of certain assets and liabilities of American Scooter and Cycle Rental were allocated as follows:

            Inventories                          $ 43,300
            Property and equipment                  1,500
            Goodwill                              113,300
            Expenses                                4,600
            Liabilities assumed                 ( 16,600)
                                                ---------
                                                $ 146,100
                                                =========
            Consideration paid:                  $ 70,000
            Cash                                   76,100
                                                ---------
            Common stock:                       $ 146,100
                                                =========

The above operations represent 5% of total revenues for the year ended December 31,1999.

NOTE K - SUBSEQUENT EVENTS

On January 20, 2000, the Company purchased all of the common stock of Zap of Santa Cruz, Inc., a California corporation, for $25,000 in cash and 8,803 shares of the Company's common stock. The acquisition will be accounted for as a purchase. The purchase price is approximately $125,000 and will be allocated to net assets acquired based on their estimated fair values. The acquisition closed in the first quarter of calendar year 2000.

On February 29, 2000, the Company purchased all of the common stock of Electric Vehicle Systems, Inc., a California corporation, for $20,000 in cash and 25,000 shares of the Company's common stock. The acquisition will be accounted for as a purchase. The purchase price is approximately $285,000 and will be allocated to the net assets acquired based on the estimated fair value. The acquisition closed in the first quarter of calendar year 2000.

On June 24, 2000, the Company received approval from the shareholders to amend the Articles of Incorporation to authorize the issuance of Preferred Stock. Shareholder approval was also received to accept $3.0 million in new Preferred Stock financing from Union Atlantic Capital L.C. The Union Atlantic investors purchased $3.0 million of Series A Convertible preferred stock at a price of $1,000 per share with a conversion price of $4.50 per share of common stock. The Union Atlantic investors have the option to invest an additional $2.0 million, with a conversion price of 110% of the closing bid price of the Common Stock on the trading day of the closing of such investment. The funding was received on July 19, 2000.

On July 1, 2000 ZAP completed its acquisition by merger of Aquatic Propulsion Technology, Inc. (APT), a Florida electric sea scooter company. The merger documents were filed with the California Secretary of State on August 8, 2000. ZAP acquired all technology, including five patents on electric sea scooters, assets, current operations from APT in exchange for 120,000 shares of ZAP common stock, $95,000 in cash and the assumption of APT's liabilities to the extent of $465,700.

On July 19, 2000, ZAP sold $3.0 million of a Preferred Stock offering to Union Atlantic Capital L.C. The Union Atlantic Capital L.C. investors purchased $3.0 million of Series A-1 Convertible Preferred Stock at a price of $1,000 per share. Additionally, by October 24, 2000, the Company sold an additional $2.0 million Series A-2 Convertible Preferred Stock at a price of $1,000 per share to Union Atlantic Capital L.C.

On August 14, 2000, ZAP announced that it had signed an agreement to form a joint venture with Ningbo Topp industrial Co. Ltd. of China. The purpose of the joint venture will be for manufacturing and distributing electric vehicles in China, starting with the ZAPPY scooter. Under the terms of the joint venture, the joint venture company will purchase key components from ZAP, assemble and distribute the ZAPPY in China, and pay ZAP a royalty on each electric scooter sold in China. Additionally, ZAP will receive a share of the profits from the joint venture. As of September 30, 2000 the joint venture has not been formed.

On October 6, 2000, ZAP completed its purchase of Electric Motorbike Inc. The Company issued 140,000 shares of its common stock and $135,000 in cash as the final purchase price.

                 PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers

        Our Amended Bylaws provide that we may indemnify any director, officer, agent or employee against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon such persons in connection with any proceeding to which any such persons may become involved by reason of such persons being or having been a director, officer, employee or agent of our company. Moreover, our Amended Bylaws provide that we shall have the right to purchase and maintain insurance on behalf of any such persons whether or not we would have the power to indemnify such person against the liability insured against. Our Amended Articles of Incorporation provide that we may indemnify our directors and officers to the fullest extent permissible under California law. In accordance with these Articles of Incorporation, the liability of our directors for monetary damages is eliminated to the fullest extent permissible under California law.

Item 25.  Other Expenses of Issuance and Distribution

        The following table sets forth all expenses payable by the registrant in connection with the sale of the Common Stock being offered. All the amounts shown are estimates except for the registration fee.

                 Registration fee...........................$    3,000
                 Printing and engraving expenses............$    5,000
                 Legal fees and expenses....................$   65,000
                 Accounting Fees and Expenses...............$   25,000
                 Miscellaneous..............................$    2,000
                 Total......................................$  100,000



Item 26.  Recent Sales of Unregistered Securities

        Since our inception in 1994, we have issued or sold unregistered securities in the amounts, at the times, for the consideration and pursuant to the exemptions from registration provided by the Securities Act of 1933, as amended (the "Act"), as follows:

        In 1998, pursuant to an exemption under Rule 701 of Regulation D promulgated under the Act and in connection with our 1996 Stock Option Plan, we granted options to purchase 20,000 shares of our Common Stock to employees.

        In 1998, pursuant to an exemption under Section 4(2) of the Act and in connection with our 1996 Stock Option Plan we granted options to purchase 82,800 shares of our Common Stock to non-employees.

        In 1998, pursuant to an exemption under Section 4(2) of the Act and in connection with the issuance of $800,000 in notes payable, we issued a warrant to purchase 20,000 shares of our Common Stock. This warrant is exercisable at a price of $4.00 per share until September 2001.

        In 1998, pursuant to an exemption under Section 4(2) of the Act we issued 15,000 shares of our Common Stock to employees for an aggregate price of $15,000.

        In 1998, pursuant to an exemption under Section 4(2) of the Act and in connection with the conversion of $14,317 of debt to equity, we issued 2,727 shares of our Common Stock.

        In 1998, pursuant to an exemption under Section 4(2) of the Act, we issued 25,136 shares of our Common Stock for payment of current and future services.

        On December 30, 1999, pursuant to an exemption under Section 4(2) of the Act and in connection with our acquisition of the outstanding Common Stock of emPower, Inc., a Massachusetts corporation, we issued 265,676 shares of our Common Stock and a warrant to purchase 200,000 shares of our Common Stock, exercisable until December 30, 2002, to the shareholders of emPower, Inc.

        In September 1999, pursuant to an exemption under Section 4(2) of the Act and in connection with our acquisition of the assets of Big Boy Bicycles, a Florida corporation, we issued 1000 shares of our Common Stock to the shareholders of Big Boy Bicycles.

        In July 1999, pursuant to an exemption under Section 4(2) of the Act and in connection with our acquisition of the assets of American Scooter and Cycle Rental, a California corporation, we issued 12,924 shares of our Common Stock to the shareholders of American Scooter and Cycle Rental.

        In 1999, pursuant to an exemption under Section 4(2) of the Act and in connection with the settlement of litigation, we issued 8,666 shares of our Common Stock to Transmag, Inc.

        In 1999, pursuant to an exemption under Rule 701 of Regulation D promulgated under the Act and in connection with our 1996 Stock Option Plan, we granted options to purchase 35,000 shares of our Common Stock to employees.

        In 1999, pursuant to an exemption under Rule 701 of Regulation D promulgated under the Act and in connection with our 1999 Stock Option Plan, we granted options to purchase 481,000 shares of our Common Stock to employees.

        In 1999, pursuant to an exemption under Section 4(2) of the Act and in connection with our 1999 and 1996 Stock Option Plans we granted options to purchase 1,138,429 shares of our Common Stock to non-employees.

        In 1999, pursuant to an exemption under Section 4(2) of the Act, we sold 29,833 shares of our Common Stock to purchasers for an aggregate price of $177,900.

        In 1999, pursuant to an exemption under Section 4(2) of the Act, we sold 746,119 shares of our Common Stock to purchasers for an aggregate price of $1,720,600.

        In 1999, pursuant to an exemption under Section 4(2) of the Act, we issued 27,479 shares of our Common Stock for payment of current and future services.

        In 1999, pursuant to an exemption under Section 4(2) of the Act and in connection with our 1999 Employee Common Stock Purchase Plan, we sold 6,588 shares of our Common Stock to employees for an aggregate price of $5,600.

        In 1999, pursuant to an exemption under Section 4(2) of the Act and in connection with the conversion of $664,700 of debt to equity, we issued 165,111 shares of our Common Stock.

        In 1999, pursuant to an exemption provided by Rule 701 of Regulation D promulgated under the Act and in connection with the exercise of employee stock options, we issued 559,086 shares of our Common Stock to employees for an aggregate price of $423,400.

        On January 20, 2000, pursuant to an exemption under Section 4(2) of the Act and in connection with our acquisition of the outstanding Common Stock of Zap of Santa Cruz, Inc., a California corporation, we issued 8,803 shares of our Common Stock to the shareholders of Zap of Santa Cruz, Inc.

        On February 29, 2000, pursuant to an exemption under Section 4(2) of the Act and in connection with our acquisition of the outstanding Common Stock of Electric Vehicle Systems, Inc., a California corporation, we issued 25,000 shares of our Common Stock to the shareholders of Electric Vehicle Systems, Inc.

        In October 2000, pursuant to an exemption under Section 4(2) of the Act and in connection with our acquisition of the assets of EMB, Inc., we issued 140,000 shares of our Common Stock.

        In July 2000, pursuant to an exemption under Section 4(2) of the Act and in connection with our acquisition of Acquatic Propulsion Technology, Inc., a Bahaman corporation, we issued 120,000 shares of our Common Stock to the shareholders of Acquatic Propulsion Technology, Inc.

        In July 2000, pursuant to an exemption under Section 4(2) of the Act, we sold 3,000 shares of our Series A-1 Preferred Stock to investors for an aggregate purchase price of $3,000,000. In connection with this sale we issued warrants to purchase 816,666 shares of our Common Stock.

        In October 2000, pursuant to an exemption under Section 4(2) of the Act, we sold 2,000 shares of our Series A-2 Preferred Stock to investors for an aggregate purchase price of $2,000,000.

        In 2000, pursuant to an exemption under Section 4(2) of the Act, we issued warrants to purchase 19,600 shares of our Common Stock.

        In 2000, pursuant to an exemption under Section 4(2) of the Act, we issued 23,300 shares of our Common Stock.

        In 2000, pursuant to an exemption under Section 4(2) of the Act and an exemption provided by Rule 701 of Regulation D promulgated under the Act and in connection with our 1999 Stock Option Plan, we issued 414,150 shares of our Common Stock to employees.

        In 2000, pursuant to an exemption under Section 4(2) of the Act and in connection with our 1999 Stock Option Plan we granted options to purchase 100,000 shares of our Common Stock to non-employees.



Item 27.  Exhibits

Exhibit
Number                Document

3.1 Articles of Incorporation of ZAP Power Systems, endorsed and filed on September 23, 1994.

3.2 Certificate of Amendment to Articles of Incorporation of ZAP Power Systems, endorsed and filed on November 8, 1996.

3.3 Certificate of Amendment of Articles of Incorporation of ZAP Power Systems, endorsed and filed on June 2, 1999.

3.4 Certificate of Amendment of Articles of Incorporation of ZAPWORLD.COM, endorsed and filed June 28, 2000.

3.5 Certificate of Determination of Rights and Preferences of the Series A-1 Convertible Preferred Stock and Series A-2 Convertible Preferred Stock, endorsed and filed June 28, 2000.

3.6       Bylaws of ZAP Power Systems, dated September 26, 1994.

3.7       Amended Bylaws of ZAPWORLD.COM, dated June 24, 2000.

5.1       Opinion of Foley & Lardner

10.1 Agreement and Plan of Reorganization By and Among ZAPWORLD.COM and ZAP OF SANTA CRUZ, INC. dated January 20, 2000.

10.2 Agreement of Merger of ZAPWORLD.COM and ZAP OF SANTA CRUZ, INC. dated January 20, 2000.

10.3      Plan of Reorganization for EMB, Inc. dated May 5, 2000.

10.4 Agreement between ZAPWORLD.COM and American Scooter & Cycles Rental, Inc. dated July 12, 1999.

10.5 Asset Purchase Agreement between ZAPWORLD.COM and American Scooter and Cycle Rentals, Inc. dated January 31, 2000.

10.6 Stock Purchase Agreement and Plan of Reorganization between ZAPWORLD.COM, Barbary Coast Pedi Cab Leasing Corporation, and Jeff Sears and Helena Sears as Trustees of the Jeff Sears and Helena Sears Revocable Trust dated January 31, 2000.

10.7 Agreement and Plan of Reorganization by and among ZAPWORLD.COM and Aquatic Propulsion Technology, Inc. dated July 1, 2000.

10.8 Agreement of Merger of ZAPWORLD.COM and Aquatic Propulsion Technology, Inc. dated July 1, 2000.

10.9 Agreement and Plan of Reorganization by and among ZAPWORLD.COM, emPower Acquisition, Inc. and EMPower Corporation dated December 17, 1999.

10.10 Lease Agreement between ZAP Power Systems and Daniel O. Davis and Robin H. Davis for premises known as 117 Morris Street dated January 12, 1996.

10.11 Extension of Lease Between ZAP Power Systems and Daniel O. Davis and Robin H. Davis for premises known as 117 Morris Street dated July 10, 1998.

10.12 Lease Agreement Between ZAPWORLD.COM and Pine Creek Properties for 6780 Depot Street dated August 6, 1999.

10.13 Lease Agreement Between ZAPWORLD.COM and Pine Creek Properties for 6784 Sebastopol Ave. dated August 24, 2000.

10.14 Lease Agreement Between ZAP POWER SYSTEMS and Daniel O. Davis and Robbin H. Davis for 111 Morris Street dated June 5, 1998.

10.15 Lease Agreement Between ZAPWORLD.COM and Ron Basso DBA/R. S. Basso Company for 7190 Keating Avenue dated July 1, 1996.

10.16 Sublease Agreement Between ZAPWORLD.COM and Ron Basso, an individual doing business as R.S. Basso Company for 7190 Keating Avenue dated August 1, 1999.

10.17 Sublease Agreement Between ZAPWORLD.COM and American Scooter and Cycle Rental, Inc. for 2715 Hyde Street, San Francisco, CA dated July 13, 1999, plus addendum thereto dated April 4, 2000.

10.18 Lease Agreement Between ZAPWORLD.COM and Pine Creek Properties for 6780-B Depot Street dated October 16, 2000.

23.1      Consent of Foley & Lardner

23.2      Consent of Grant Thornton LLP









Item 28.  Undertakings

a)      The Registrant hereby undertakes that it will:

        1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

                (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

                (iii) Include any additional or changed material information on the plan of distribution.

        2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the bona fide offering.

        3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the Offering.

                                   SIGNATURES

        In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of San Francisco, state of California, on February 12, 2001.

                                           Zapworld.com


                                           By:  /s/ Gary Starr
                                                 Gary Starr
                                                 Chief Executive Officer

        In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

        Signature          Title                                      Date

/s/   Gary Starr           Chief Executive Officer, Chief      February 12, 2001
------------------------
   Gary Starr              Financial Officer, and Director

/s/   Robert E. Swanson    Chairman of the Board               February 12, 2001
------------------------
   Robert E. Swanson       and Director

/s/   William D. Evers     Director                            February 12, 2001
------------------------
   William D. Evers

/s/   Harry Kraatz         Director                            February 12, 2001
------------------------
   Harry Kraatz